Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

ALEXZA PHARMACEUTICALS, INC.

at

$0.90 Net Per Share in Cash plus One Non-Transferable Contingent Value Right for each Share, which Represents the Right to Receive up to Four Categories of Contingent Cash Consideration Payments, if any, upon the Achievement of Certain Milestones by

FERRER PHARMA INC.

a wholly owned subsidiary of

Ferrer Therapeutics Inc.

a wholly owned subsidiary of

Grupo Ferrer Internacional, S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, JUNE 20, 2016, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR EARLIER TERMINATED.

Ferrer Pharma Inc., a Delaware corporation (the “Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), at a price per Share of $0.90, net to the holder in cash (less any applicable withholding taxes and without interest), plus one contractual contingent value right (a “CVR”) per Share, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial adviser Guggenheim Securities, LLC (“Guggenheim”) for fees and expenses in connection with the transactions described herein and subject to further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the CVR Agreement (as defined below), net to the holder in cash (less any applicable withholding taxes and without interest) (together, the “Offer Price”), at the times and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Purchaser is a wholly owned subsidiary of Ferrer Therapeutics Inc., a Delaware corporation (“FTI”), which is a wholly owned subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Ferrer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 9, 2016 (together with any amendments thereto, the “Merger Agreement”), among Alexza, Ferrer and the Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Alexza, and Alexza will be the surviving corporation and a wholly owned indirect subsidiary of Ferrer (such corporation, the “Surviving Corporation” and such merger, the “Merger” and the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, collectively, the “Transactions”).

The Alexza board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement: (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) declared that it is in the best interests of Alexza and its stockholders (other than Ferrer and its subsidiaries) that Alexza enter into the Merger Agreement and consummate the Transactions and that its stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Ferrer and its subsidiaries), (iv) declared the advisability of and approved the CVR Agreement and (v) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions. See Section 14 —“Conditions of the Offer.” A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet”. You should read this entire document carefully before deciding whether to tender your Shares.

May 23, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A. (the “Depositary”) for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Time (as defined in Section 1—“Terms of the Offer” of this Offer to Purchase) of the Offer, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to Georgeson LLC (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and related Letter of Transmittal contain important information, and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

SUMMARY TERM SHEET

The Purchaser, a wholly owned indirect subsidiary of Ferrer, is offering to purchase all outstanding shares of common stock, par value $0.0001 per Share, of Alexza at a price per Share of $0.90, net to the holder in cash (less any applicable withholding taxes and without interest), plus one CVR per Share, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Guggenheim for fees and expenses in connection with the Transactions and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the CVR Agreement, net to the holder in cash (less any applicable withholding taxes and without interest), at the times and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. The following are some questions you, as a stockholder of Alexza, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, purchase and pay for all Shares validly tendered prior to the Expiration Time, and not properly withdrawn. The term “Expiration Time” means midnight, New York City time, at the end of Monday, June 20, 2016, unless the Purchaser, in accordance with the Merger Agreement, has extended the initial offering period of the Offer, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by the Purchaser, will expire.

The Alexza board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement: (i) approved and declared the advisability of the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, collectively, the “Transactions”), (ii) declared that it is in the best interests of Alexza and its stockholders (other than Ferrer and its subsidiaries) that Alexza enter into the Merger Agreement and consummate the Transactions and that its stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Ferrer and its subsidiaries) (iv) declared the advisability of and approved the CVR Agreement and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. The information concerning Alexza contained herein and elsewhere in the Offer to Purchase has been provided to Ferrer, FTI and Purchaser by Alexza or has been taken from or is based upon publicly available documents or records of Alexza on file with the United States Securities and Exchange Commission or other public sources at the time of the Offer. Ferrer, FTI and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to the Purchaser or Ferrer, as the context requires.

WHO IS OFFERING TO BUY MY ALEXZA SHARES?

•	The Offer is by Ferrer Pharma Inc. or the “Purchaser,” a recently formed Delaware corporation and a wholly owned subsidiary of Ferrer Therapeutics Inc. or “FTI,” a Delaware corporation, which is a wholly owned subsidiary of Grupo Ferrer Internacional, S.A. or “Ferrer,” a Spanish sociedad anonima. The Purchaser has been organized in connection with this Offer and has not carried on any activities other than entering into the Merger Agreement relating to, and activities in connection with, this Offer. All tendered Shares will be purchased by the Purchaser. See Section 9—“Certain Information Concerning Ferrer, FTI and the Purchaser.”

•	Founded in 1959, Ferrer is a privately-held European R&D-based pharmaceutical company headquartered in Barcelona, Spain. It is active in the pharmaceutical, health, fine chemicals and food sectors in Europe, Latin America, Africa, the Middle East, Asia and the United States. In total, Ferrer’s human healthcare products are commercialized in more than 95 countries, through 24 international affiliates (including joint ventures) and 70 partners and distributors. Ferrer carries out activities throughout the full pharmaceutical value chain, from R&D to international marketing, including fine chemical development and the manufacturing of both raw materials and finished pharmaceuticals. Its research centers in Spain and Germany, and manufacturing sites in Europe and Latin America cover the pharmaceutical, diagnostics, vaccine, fine chemical, food and feed sectors. As of the date hereof, Ferrer owns 2,366,935 Shares, or approximately 10.9% of Alexza’s outstanding common stock. See Section 9—“Certain Information Concerning Ferrer, FTI and the Purchaser.”

•	FTI is a wholly owned subsidiary of Ferrer. FTI holds the North American operations of Ferrer. See Section 9—“Certain Information Concerning Ferrer, FTI and the Purchaser.”

•	Ferrer has agreed pursuant to the Merger Agreement to cause the Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

•	The Purchaser is seeking to purchase all of Alexza’s issued and outstanding shares of common stock, par value $0.0001 per share (excluding shares owned, directly or indirectly, by Ferrer). See the Introduction and Section 1—“Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

•	The Purchaser is offering to pay (i) $0.90 per Share, net to you in cash (less any applicable withholding taxes and without interest) plus (ii) one CVR per Share, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Guggenheim for fees and expenses in connection with the Transactions and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved, net to you in cash (less any applicable withholding taxes and without interest) in contingent cash consideration payments (the “Milestone Payments”), upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal and in the CVR Agreement.

•	If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHAT IS A CVR AND HOW DOES IT WORK?

•

Pursuant to the Merger Agreement, Ferrer intends to enter into a CVR Agreement with the rights agent thereunder (the “Rights Agent”), governing the terms of the Milestone Payments, substantially in the form filed as Exhibit (a)(1)(G) to the Schedule TO, which is incorporated herein by reference (subject to any reasonable revisions to such form that are requested by such Rights Agent and that are not, individually or in the aggregate, detrimental to any CVR holder, other than in immaterial respects). Each CVR represents the contingent right to receive the following cash payments, without interest thereon and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestones as follows:

•	Milestone 1: If ‘Net Development Licensing Payments’ in respect of ‘Staccato-Based Products In Development’ (each as defined below under —“How will ‘Net Development Licensing Payments’ in respect of ‘Staccato-Based Products In Development’ be determined?”) during the period starting at the effective time of the Merger and ending on the fifth anniversary thereof reach at least $10,000,000 (the “Milestone 1 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay to each holder of a CVR an amount per CVR equal to $3,000,000 (subject to certain adjustments described below under —“How will the Milestone Payments be calculated?”) divided by the number of CVRs issued pursuant to the Merger Agreement.

•	Milestone 2: If Net Development Licensing Payments in respect of Staccato-Based Products In Development during the period starting at the effective time of the Merger and ending on the tenth anniversary thereof reach at least $30,000,000 (the “Milestone 2 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay to each holder of a CVR an amount per CVR equal to $6,000,000 (subject to certain adjustments described below under —“How will the Milestone Payments be calculated?”) divided by the number of CVRs issued pursuant to the Merger Agreement.

•	Milestone 3: If Net Development Licensing Payments in respect of Staccato-Based Products In Development and ‘Net Commercialization Revenues’ in respect of ‘Staccato-Based Marketed Products’ (each as defined below under —“How will ‘Net Commercialization Revenues’ in respect of ‘Staccato-Based Marketed Products’ be determined?”) during the period starting at the effective time of the Merger and ending on the fifteenth anniversary thereof reach at least $100,000,000 in the aggregate (the “Milestone 3 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay to each holder of a CVR an additional amount per CVR equal to $9,000,000 divided by the number of CVRs issued pursuant to the Merger Agreement.

•	Milestone 4: If Net Development Licensing Payments in respect of Staccato-Based Products In Development and Net Commercialization Revenues in respect of Staccato-Based Marketed Products during the period starting at the effective time of the Merger and ending on the fifteenth anniversary thereof reach at least $300,000,000 in the aggregate (the “Milestone 4 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay to each holder of a CVR an amount per CVR equal to $17,000,000 divided by the number of CVRs issued pursuant to the Merger Agreement.

•	The only conditions to Ferrer’s obligation to cause the Milestone Payments outlined above to be paid pursuant to the CVR Agreement are those disclosed in the Offer to Purchase relating to the achievement of the specified milestones for Staccato-Based Products In Development and Staccato-Based Marketed Products. There are no other conditions to the receipt of payments by holders pursuant to the CVR Agreement. Specifically, Ferrer’s having sufficient cash on hand is not a condition to payment of the CVR.

•	No interest will accrue or be payable in respect of any of these Milestone Payments. See the Introduction.

HOW WILL ‘NET DEVELOPMENT LICENSING PAYMENTS’ IN RESPECT OF ‘STACCATO-BASED PRODUCTS IN DEVELOPMENT’ BE DETERMINED?

•

“Net Development Licensing Payments” are (a) upfront fees, milestone payments, royalties or similar payments actually received from and after the effective time of the Merger by Alexza or any of its subsidiaries with respect to Staccato-Based Products In Development under each license, collaboration or other substantively equivalent agreement between Alexza or any of its subsidiaries on the one hand, and any third party on the other hand, granting to such third party a license to develop, manufacture and/or commercialize a Staccato-Based Product In Development, but only to the extent such fees, royalties and payments are paid for the development, rather than commercialization, of the Staccato-Based Product In Development, less (b) U.S. federal, state or local withholding taxes. Upfront fees, milestone payments, royalties or similar payments actually received with respect to a Staccato-Based Product at a time when such Staccato-Based Product is approved and marketed in one or more countries but still in development in one or more other countries are deemed Net Commercialization Licensing Payments, not Net Development Licensing Payments. Net Development Licensing Payments do not include any amounts received by Alexza or any of its subsidiaries under the applicable agreement as reimbursement for development-related costs and expenses, such as patent prosecution, maintenance and enforcement expenses, expenses incurred in connection with supporting litigation against third parties, or additional research or development expenses.

•	“Staccato-Based Product” means any drug-device combination product that comprises one or more active pharmaceutical ingredients in combination with the Staccato system, Alexza’s proprietary technology for vaporizing an active pharmaceutical ingredient to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery.

•	“Staccato-Based Products In Development” are all Staccato-Based Products that have not yet received approval for marketing in any country. Staccato-Based Products In Development do not include ADASUVE.

HOW WILL ‘NET COMMERCIALIZATION REVENUES’ IN RESPECT OF ‘STACCATO-BASED MARKETED PRODUCTS’ BE DETERMINED?

•	“Net Commercialization Revenues” are (a) total global revenues of Alexza and its subsidiaries from and after the effective time of the Merger with respect to all Staccato-Based Marketed Products (as defined below), comprised of (i) Net Commercialization Licensing Payments (as defined below) received by Alexza and its subsidiaries and (ii) net revenues from sales of Staccato-Based Marketed Products directly by Alexza and its subsidiaries, as set forth on the income statement of Alexza for the applicable period, less, if any, (b) rebates, returns, charge-backs, discounts or price reductions, or credits or permitted deductions (under any applicable license or collaboration or other similar agreements or if no such agreements are in effect, as deducted by Alexza from net revenues from sales of Staccato-Based Marketed Products directly by Alexza and its subsidiaries which amounts shall in no event exceed the average percentage of revenue accrual deduction applicable to its other products; provided that if there are no such other products, such deductions shall be taken consistent with Ferrer’s general business practices with respect to comparable products, taking into account market, manufacturing and other relevant factors) in connection therewith, all as calculated in accordance with the applicable policies in effect from time to time regarding revenue recognition. Amounts paid (i) for the manufacture or supply of any Staccato-Based Products, as between or among Alexza and its subsidiaries, on the one hand, and Ferrer and its affiliates, on the other hand, or (ii) with respect to any Staccato-Based Products, in each case as between or among Alexza and its subsidiaries, are excluded from the computation of Net Commercialization Revenues.

•

“Net Commercialization Licensing Payments” means (a) upfront fees, milestone payments, royalties or similar payments actually received from and after the effective time of the Merger by Alexza or any of its subsidiaries with respect to any Staccato-Based Marketed Product under any license, collaboration or substantively equivalent agreement between or among Alexza or any of its subsidiaries on the one hand, and any third party on the other hand, granting to such third party a license to develop and/or commercialize and/or manufacture and/or sell (other than, in the case of supply of Staccato-Based Marketed Product to a licensee or commercializing party or any of their respective affiliates or sublicensees for which the sales of such licensee or commercializing party or affiliates or sublicensees are already included under this definition) a Staccato-Based Marketed Product, which for clarity includes any and all fees, royalties, milestones or similar payments received, after the first regulatory approval to market or sell in any country for such Staccato-Based Marketed Products by independent third parties regardless of whether such payment is for subsequent development or commercialization, less (b) U.S. federal, state or local withholding other taxes. By way of example, if a Staccato-Based Marketed Product is approved in the United States (e.g., ADASUVE) and subsequently any fees, milestone payments, royalties or similar payments are payable under the applicable agreement for further development and/or commercialization in a country in which regulatory approval to market and sell the product has not been obtained, then any and all of those payments would constitute Net Commercialization Licensing Payments. If investments made by Ferrer and its affiliates in development activities of ADASUVE in countries in which Ferrer markets ADASUVE pursuant to the terms of the Collaboration, License and Supply Agreement between Alexza and Ferrer result in milestone or other similar payments under an agreement with a third party with respect to such countries, then such payments are not included in the calculation of Net Commercialization Licensing Payments.

•	“Staccato-Based Marketed Product” means any approved and marketed Staccato-Based Product that is directly commercialized by, or licensed to a third party for commercialization by, Alexza or any of its subsidiaries (including ADASUVE). From such time as any Staccato-Based Product is first approved and marketed in any country, such Staccato-Based Product is a Staccato-Based Marketed Product with respect to such country (irrespective of whether it continues to be a Staccato-Based Product In Development with respect to any other country).

HOW WILL THE MILESTONE PAYMENTS BE CALCULATED?

•	Milestone 1 Payment: The amount per CVR payable upon achievement of the Milestone 1 Target (the “Milestone 1 Payment”) will be calculated by starting with an aggregate amount (for all CVR holders) of $3,000,000, from which 25% of all fees, expenses and, if applicable, indemnification payments to Guggenheim are deducted. We estimate that the fees and expenses of Guggenheim will be approximately $2,200,000. The resulting amount is further adjusted by either (i), if the aggregate payments made to the holders of Shares and to the holders of Alexza’s warrants in connection with the closing of the Offer and/or the Merger (the “Closing Payments”) exceed an amount of $22,620,639.60, deducting the amount of such excess or (ii), if the Closing Payments fall short of an amount of $22,620,639.60, adding the amount of such shortfall. The resulting amount is divided by the aggregate number of CVRs issued pursuant to the Merger Agreement to arrive at the Milestone 1 Payment per CVR. No deduction is made to the extent that it would result in the Milestone 1 Payment becoming negative, i.e., in such case, the deductions are limited at such amounts as would result in the Milestone 1 Payment becoming equal to zero, and any remaining amounts that would otherwise have been deducted in the calculation of the Milestone 1 Payment will be deducted in the calculation of the Milestone 2 Payment (up to such amounts as would result in the Milestone 2 Payment becoming equal to zero). For the purposes of the scenarios below we have assumed that an aggregate of 19,811,374 CVRs will be issued in connection with the Transactions, which number is equal to 21,750,615 CVRs issued for Shares outstanding, plus 45,500 CVRs issued for Shares issuable upon exercise of outstanding options with exercise prices per share less than $0.90, plus an estimated 2,833 CVRs issued for Shares elected to be purchased in the current offering period under the 2015 Employee Stock Purchase Plan (the “ESPP”), plus 33,700 CVRs issued for Shares to be issued upon acceleration of outstanding, but unvested, restricted stock units, plus 345,661 CVRs to be issued to the holders of certain warrants exercisable for Shares, less the 2,366,935 Shares owned by Ferrer. By way of example, for illustrative purposes only:

•	Scenario A: if (i) the Milestone 1 Target is achieved, (ii) the fees and expenses of Guggenheim are equal to $2,200,000, (iii) no indemnification payments are due to Guggenheim, (iv) the Closing Payments exceed $22,620,639.60 by $1,000,000, and (v) 19,811,374 CVRs are issued pursuant to the Merger Agreement, then the Milestone 1 Payment will be equal to ($3,000,000 – 25% x $2,200,000 – $1,000,000) / 19,811,374 = $0.07.

•	Scenario B: If all parameters are the same as in Scenario A above, except that the Closing Payments fall short of $22,620,639.60 by $1,000,000, then the Milestone 1 Payment will be equal to ($3,000,000 – 25% x $2,200,000 + $1,000,000) / 19,811,374 = $0.17.

•	Scenario C: If all parameters are the same as in Scenario A above, except that the Closing Payments exceed $22,620,639.60 by $4,000,000, then the Milestone 1 Payment will be equal to (the greater of ($3,000,000 – 25% x $2,200,000 – $4,000,000) and $0.00) / 19,811,374 = $0.00.

•	Scenario D: If all parameters are the same as in Scenario A above, except that the Closing Payments fall short of $22,620,639.60 by $4,000,000, then the Milestone 1 Payment will be equal to ($3,000,000 – 25% x $2,200,000 + $4,000,000) / 19,811,374 = $0.32.

•	Milestone 2 Payment: The amount per CVR payable upon achievement of the Milestone 2 Target (the “Milestone 2 Payment”) will be calculated by starting with an amount of $6,000,000, and deducting any fees, expenses and indemnification payments to Guggenheim to the extent not deducted in the calculation of the Milestone 1 Payment. The resulting amount is further adjusted by deducting any remaining excess (i.e., to the extent such excess could not be fully deducted in the calculation of the Milestone 1 Payment because the Milestone 1 Payment would otherwise have become a negative amount) of the Closing Payments over $22,620,639.60. The resulting amount is divided by the aggregate number of CVRs issued pursuant to the Merger Agreement to arrive at the Milestone 2 Payment per CVR. By way of example, for illustrative purposes only, assuming in each case that the Milestone 2 Target has been achieved:

•	Scenarios A, B and D: In Scenarios A, B and D above, the remainder of the fees and expenses of Guggenheim need to be deducted in the calculation of the Milestone 2 Payment. No further adjustments are required in respect of the Closing Payments, which were fully reflected in the Milestone 1 Payment. Therefore, the Milestone 2 Payment will be equal to ($6,000,000 – 75% x $2,200,000) / 19,811,374 = 0.21.

•	Scenario C: In Scenario C above, the remainder of the fees and expenses of Guggenheim need to be deducted in the calculation of the Milestone 2 Payment. In addition, $1,500,000 need to be deducted in respect of Closing Payments that could not be deducted in the determination of the Milestone 1 Payment, lest it became negative. Therefore, the Milestone 2 Payment will be equal to ($6,000,000 – $3,000,000) / 19,811,374 = $0.15.

•	Milestone 3 Payment and Milestone 4 Payment: The amount per CVR payable upon achievement of the Milestone 3 Target (the “Milestone 3 Payment”) will be calculated by dividing $9,000,000 by the aggregate number of CVRs issued pursuant to the Merger Agreement. The amount per CVR payable upon achievement of the Milestone 4 Target (the “Milestone 4 Payment”) will be calculated by dividing $17,000,000 by the aggregate number of CVRs issued pursuant to the Merger Agreement. By way of example, for illustrative purposes only, if (i) the Milestone 3 Target and the Milestone 4 Target have been achieved and (ii) 19,811,374 CVRs are issued pursuant to the Merger Agreement, then the Milestone 3 Payment will be equal to $9,000,000 / 19,811,374 = $0.45 and the Milestone 4 Payment will be equal to $17,000,000 /19,811,374 = $0.85.

•	All Milestone Payments are rounded down to the nearest whole cent and are subject to withholding taxes, if applicable. No interest will accrue or be payable in respect of any of these Milestone Payments.

WHAT WILL HAPPEN IF A MILESTONE TARGET IS ACHIEVED MORE THAN ONCE?

•	Multiple achievements of a milestone target will not entitle you to multiple payments. Each Milestone Payment will be payable no more than one time (regardless of the number of Staccato-Based Products with respect to which the specified milestone target is achieved). Each Milestone Payment will be payable only following the initial achievement of the applicable milestone target and no amounts will be payable for subsequent or repeated achievements of the same milestone target.

WHAT WILL HAPPEN IF NO MILESTONE TARGET IS ACHIEVED?

•	If the Milestone 1 Target is not achieved prior to the 5th anniversary of the effective time of the Merger, the Milestone 2 Target is not achieved prior to the 10th anniversary of the effective time of the Merger and/or the Milestone 3 Target or Milestone 4 Target is not achieved prior to the 15th anniversary of the effective time of the Merger, then you will have no right to receive such Milestone Payments. It is not possible to predict whether a Milestone Payment will become payable with respect to the CVRs.

MAY I TRANSFER MY RIGHT TO RECEIVE CONTINGENT CASH CONSIDERATION PAYMENTS?

•	No. The right to receive Milestone Payments is contractual in nature, and may not be transferred (except upon death by will or intestacy; by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; pursuant to a court order; by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; in the case of CVRs payable to a nominee, from a nominee to a beneficial owner or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company; and pursuant to each CVR holder’s right to abandon all of such CVR holder’s remaining rights in a CVR by transferring such CVR to Ferrer without consideration therefor). See “Introduction.”

WHY IS THE PURCHASER MAKING THIS OFFER?

•	The Purchaser is making this Offer because the Purchaser wants to acquire Alexza. See Sections 1—“Terms of the Offer” and 11—“Purpose of the Offer and Plans for Alexza.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

The Offer is subject to, among others, the following conditions:

•	there having been validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually received by the depository prior to the Expiration Time) and not validly withdrawn prior to the Expiration Time that number of Shares which, when added to the Shares already owned by Ferrer and its subsidiaries, represents at least a majority of the total number of Shares outstanding immediately prior to the Offer Closing (including Shares issued upon the exercise of stock options) (the “Minimum Tender Condition”). Alexza has informed Ferrer and the Purchaser that, as of May 9, 2016, there were 21,750,615 Shares outstanding, 2,139,419 Shares were subject to outstanding and unexercised stock options, of which 45,500 Shares issuable upon exercise of outstanding options with exercise prices per share less than $0.90, 33,700 Shares to be issued upon acceleration of outstanding, but unvested, restricted stock units, and an estimated 2,833 Shares were elected to be purchased in the current offering period under the ESPP. Ferrer owns 2,366,935 Shares. Based upon the foregoing, if all outstanding stock options with exercise prices per share less than $0.90 were exercised and 2,833 were purchased under the ESPP, then the Minimum Tender Condition would be satisfied if (21,750,615 (outstanding Shares) + 45,500 (Shares issued upon exercise of in-the-money stock options) + 2,833 Shares (Shares purchased under the ESPP) + 33,700 (Shares issued for restricted stock units)) / 2 (to arrive at 50%) + 1 (to obtain majority) – 2,366, 935 Shares (Shares held by Ferrer) = 8,549,390 Shares were validly tendered and not withdrawn prior to the Expiration Time. The actual number of Shares that are required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of then outstanding Shares immediately prior to the Offer Closing (including Shares issued upon the exercise of stock options);

•	there not existing any temporary restraining order, preliminary injunction or litigation by any governmental entity, pending or threatened, which challenges or seeks to enjoin or materially delay the Offer Closing or consummation of the other Transactions, or seeks to prohibit or impose any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries’ businesses or assets (whether held directly or through subsidiaries) or to compel Ferrer, Alexza or any of their subsidiaries to dispose of or hold separate any material portion of their businesses or assets;

•	no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any foreign jurisdiction being and remaining in effect which has the effect of: (i) making illegal or otherwise prohibiting or materially delaying the Offer Closing or the consummation of the other Transactions, (ii) imposing any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries, businesses or assets (whether held directly or through subsidiaries) or (iii) compelling Ferrer, Alexza or any of their subsidiaries to dispose of or hold separate any material portion of their businesses or assets;

•	the Merger Agreement not having been terminated in accordance with its terms and the Offer not having been terminated in accordance with the terms of the Merger Agreement;

•	the Forbearance and Waiver Agreement among the Purchaser, Alexza, Atlas U.S. Royalty, LLC (“Atlas”), and the holders of the 2014 Warrants and those certain notes in the aggregate principal amount of $45,000,000 previously issued by Atlas on March 18, 2014 continuing to be in full force and effect and there not having occurred any breach or any provision of, or any default under, such agreement and each action or transaction contemplated by such agreement to be taken prior to the Offer Closing having been taken;

•	the aggregate number of Shares in respect of which appraisal rights have been exercised representing no more than 20% of the Shares outstanding as of immediately prior to the Offer Closing; and

•	there not having been since the date of the Merger Agreement any occurrence, event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Alexza.

•	Ferrer reserves the right to waive any of the conditions to the Offer in its sole discretion, other than the Minimum Tender Condition.

•	The Offer is subject to other conditions as well. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 14—“Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•	Yes. Alexza, Ferrer and the Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 12—“Summary of the Merger Agreement and Certain Other Agreements.”

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?

•

Yes. Ferrer has sufficient cash on hand to provide the Purchaser with the funds to purchase the Shares in the Offer. The Offer is not conditioned upon entering into any financing arrangements. In addition, Ferrer’s or the Purchaser’s not having sufficient cash on hand is not a condition to the payment of additional consideration pursuant to the CVR Agreement. See Sections 12—“Summary of the Merger Agreement and Certain Other Agreements” and 13—“Source and Amount of Funds.”

SHOULD THE PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	No. Ferrer has sufficient resources which will be used to provide the Purchaser with the funds necessary to purchase the Shares in the Offer.

•	Also, Ferrer’s or the Purchaser’s having sufficient cash on hand is not a condition to the payment of the Offer Price, including any additional consideration pursuant to the CVR Agreement.

•	The Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to the Purchaser by Ferrer and contractual rights to Milestone Payments and because of the lack of any relevant historical information concerning the Purchaser, the Purchaser’s financial condition is not relevant to your decision to tender in the Offer. See Section 13—“Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	You will have until 12:00 midnight, New York City time, at the end of Monday, June 20, 2016, to decide whether to tender your Shares in the Offer, unless the Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3—“Procedures for Tendering Shares.” See also Section 1—“Terms of the Offer.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	Yes, the Purchaser may, and if requested by Alexza shall, if on or prior to any then-scheduled expiration date of the Offer any of the conditions to the Offer (including the Minimum Tender Condition or the other conditions set forth in Section 14—“Conditions of the Offer”) have not been satisfied, or waived by Ferrer or the Purchaser, extend the Offer for one or more consecutive increments of not more than ten business days each until the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Outside Date (defined in the Merger Agreement as September 30, 2016). In addition, we shall extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities Exchange Commission (the “SEC”) applicable to this Offer to no later than the Outside Date.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•	If the Purchaser extends the Offer, we will inform Computershare Trust Company, N.A., the Depositary for this Offer, of that fact and will issue a press release giving the new Expiration Date no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares,” not later than the time the Offer expires. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NASDAQ Capital Market trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

•	If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•	In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2—“Acceptance for Payment and Payment for Shares”.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to 12:00 midnight, New York City time, at the end of Monday, June 20, 2016. See Section 4—“Withdrawal Rights.” In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Shares may be withdrawn at any time after July 22, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

WHAT DOES ALEXZA’S BOARD OF DIRECTORS THINK OF THE OFFER?

•	Alexza’s board of directors (the “Alexza Board”) has, by the unanimous approval of the directors voting recommended acceptance of the Offer. Alexza’s full statement on the Offer is set forth in its Schedule 14D-9, which it has filed with the United States Securities and Exchange Commission (the “SEC”) concurrently with the filing of our Schedule TO dated May 23, 2016 (the “Schedule TO”). See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If the Offer is completed and the other conditions to the Merger are satisfied or waived, we will cause the Merger to become effective as soon as commercially practicable following the consummation of the Offer, without a meeting of the stockholders of Alexza in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”). If the Merger occurs, Alexza will become a wholly owned indirect subsidiary of Ferrer and each issued and then outstanding Share (other than any Shares held in the treasury of Alexza, or owned by Ferrer, the Purchaser or any of Ferrer’s other subsidiaries and any Shares held by Alexza stockholders properly seeking appraisal for their Shares) will be canceled and converted automatically into the right to receive $0.90 per Share, in cash (less any applicable withholding taxes and without interest) plus the CVR. See “Introduction.” There are no appraisal rights available in connection with the Offer, but Alexza stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if such rights are perfected.

•	Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As required by Section 251(h) of the DGCL, the Merger shall be effected as soon as practicable following the consummation of the Offer. See Section 11—“Purpose of the Offer and Plans for Alexza.”

IF THE OFFER IS COMPLETED, WILL ALEXZA CONTINUE AS A PUBLIC COMPANY?

•	No. As soon as commercially practicable following consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, we will complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly-owned indirect subsidiary of Ferrer and the Shares will no longer be publicly traded. Even if the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares, and Alexza may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 7 —“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.” In addition, as previously disclosed by Alexza, The NASDAQ Capital Market has previously issued a delisting determination, which may result in the delisting of the Shares even if the Offer Closing or the Merger does not occur. Ferrer and Purchaser cannot predict when, or if, this delisting may occur.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share plus the CVR as if you had tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware law.

•	If you decide not to tender your Shares in the Offer and the Merger does not occur, and the Purchaser purchases Shares that have been tendered, you will remain a stockholder of Alexza, but there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NASDAQ Capital Market or any other securities market, there may not be a public trading market for the Shares, and Alexza may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. Additionally, as described above, Alexza may be delisted for reasons unrelated to the Transactions. Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

•	Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On May 9, 2016, the last full trading day before we announced our intention to make an Offer for all of the outstanding Shares, the last reported closing price per Share reported on the NASDAQ Capital Market was $0.5401 per Share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•	If the conditions to the Offer as set forth in the Introduction and Section 14—“Conditions of the Offer” are satisfied or waived and the Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by $0.90 in cash (less any applicable withholding taxes and without interest), as soon as commercially practicable following expiration of the Offer. After that date, if any of the milestone targets that would cause Milestone Payments to become payable are achieved, our appointed Rights Agent will pay you an amount equal to the number of Shares you tendered multiplied by the amount of the corresponding Milestone Payment, within 20 business days after the end of the calendar quarter in which the applicable milestone target was achieved that would cause a Milestone Payment to become payable. See Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares.”

HOW WILL MY OUTSTANDING OPTIONS AND EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

•	The Offer is being made for all outstanding Shares, but not for options to purchase Shares or restricted Share units granted under Alexza’s stock plans. If you wish to tender Shares subject to options, you must first exercise your options (to the extent then vested and exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

•	At least six (6) days prior to the Offer Closing, each option to purchase Shares granted under Alexza’s stock plans that is outstanding immediately prior to such date will become fully vested and exercisable. If you wish to exercise your options prior to the Offer Closing, you must deliver to Alexza notice of exercise prior to the Offer Closing and the option exercise must be effective at least one day prior to the Offer Closing. If you do not exercise your options prior to Offer Closing (as described in the prior sentence), all of your options will be cancelled without consideration. If you do exercise your options, the Shares you receive in connection with your option exercise may be tendered in the Offer and shall be treated like any other Shares in connection with the Offer and the Merger.

•	Each restricted Share and restricted stock unit related to a Share that is outstanding immediately prior to the Offer Closing and that is not then fully vested shall become fully vested immediately prior to the Offer Closing and, with respect to restricted stock units, Alexza will deliver to you all of the underlying Shares (subject to any applicable withholdings) at least one (1) day prior to the Offer Closing. Shares you receive in connection with restricted stock unit payments and all Shares which were subject to restricted Share awards and which vest as provided in the first sentence may be tendered in the Offer and shall be treated like any other Shares in connection with the Offer and the Merger.

•

The ESPP will be terminated as of the Offer Closing. In the event of an offering period in effect on the date of the Merger Agreement, the Offer Closing occurs prior to any Purchase Date (as defined in the ESPP) for such offering period, then on a date to be determined by Alexza in accordance with the terms of the ESPP (but no later than the day immediately prior to the Offer Closing) (the “Final Purchase Date”), each purchase right outstanding as of the Final Purchase Date will be used to purchase whole shares of Company Common Stock (subject to the terms of the offering and ESPP regarding the maximum number and value of shares purchasable per participant) at the applicable price determined under the terms of the offering and ESPP for the then outstanding purchase or offering period using such date as the final Purchase Date for such purchase or offering period, and any remaining accumulated but unused payroll deductions shall be distributed to you without interest as promptly as practicable following the Offer Closing. Additionally, no new purchase or offering period under the ESPP will commence after the Offer Closing and in the offering period currently in effect Alexza will not increase your payroll deductions or purchase elections from those in effect immediately prior to the date of the Merger Agreement. Shares you receive in connection with such ESPP purchase may be tendered in the Offer and shall be treated like any other Shares in connection with the Offer and the Merger.

HOW WILL MY OUTSTANDING WARRANTS BE TREATED IN THE OFFER AND THE MERGER?

•	All warrants outstanding immediately prior to the Offer Closing will be cancelled effective as of the Offer Closing. In consideration for such cancellation, each holder of a warrant will receive at, or as soon as practicable following, the Offer Closing:

•	in the case of the warrants originally issued by Alexza as of October 5, 2009 or February 23, 2012, a lump-sum cash payment equal to the total number of Shares issuable to such holder upon the exercise of the applicable warrant, multiplied by the value of such warrant to purchase one Share, calculated in accordance with Appendix B of such warrant, in each case without interest and subject to any applicable tax withholding; and

•	in the case of the warrants originally issued by Alexza as of March 18, 2014, (i) a lump-sum cash payment equal to the total number of Shares issuable to such holder upon the exercise of the applicable warrant multiplied by $0.89 and (ii) one CVR for each Share underlying such warrant, in each case without interest and subject to any applicable tax withholding; the amount of $0.89 in the preceding clause (i) is the result of deducting the warrant’s exercise price per warrant share of $0.01 from $0.90.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

•	The Offer Price and the Merger Consideration each consist of cash and rights to receive Milestone Payments. The receipt of cash and CVRs in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Because the law is unclear as to the U.S. federal income tax treatment of the CVRs, the amount of gain or loss a holder recognizes, and the timing and character of such gain or loss is uncertain. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more detailed explanation of U.S. federal income tax considerations relevant to the Offer and the Merger, see Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.”

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Alexza’s stockholders whose Shares have not been purchased by the Purchaser pursuant to the Offer will have certain rights under Section 262 of the DGCL, to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Alexza’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Alexza. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price paid by the Purchaser pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of Alexza who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

•	See Section 16—“Certain Legal Matters; Regulatory Approvals.”

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Georgeson LLC, the Information Agent, toll-free at (866) 856-4733. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

ALEXZA PHARMACEUTICALS, INC.

INTRODUCTION

Ferrer Pharma Inc., a Delaware corporation (the “Purchaser”) is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), at a price per Share of $0.90, net to the holder in cash (less any applicable withholding taxes and without interest) (the “Cash Consideration”), plus one contingent value right per Share (a “CVR”), which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Guggenheim for fees and expenses in connection with the Transactions and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into by Ferrer and the rights agent thereunder (the “CVR Agreement”), net to the holder in cash (less any applicable withholding taxes and without interest) (together, the “Offer Price”), at the times and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Purchaser is a wholly owned subsidiary of Ferrer Therapeutics Inc., a Delaware corporation (“FTI”), which is a wholly owned subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Ferrer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 9, 2016 (together with any amendments thereto, the “Merger Agreement”), among Alexza, Ferrer and the Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Alexza, and Alexza will be the surviving corporation and a wholly-owned indirect subsidiary of Ferrer (such corporation, the “Surviving Corporation” and such merger, the “Merger”).

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions. However, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding (currently at a rate of 28%) of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability provided the required information is timely furnished to the IRS. See Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of the Depositary and Georgeson LLC, the information agent for the Offer (the “Information Agent”).

Pursuant to the Merger Agreement, Ferrer intends to enter into the CVR Agreement with the Rights Agent, governing the terms of the Milestone Payments, a copy of which is filed as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference. Each CVR represents the contingent right to receive the following cash payments, without interest thereon and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestones as follows:

In the event that Net Development Licensing Payments (as defined below) in respect of Staccato-Based Products In Development (as defined below) during the period starting at the effective time of the Merger (the “Effective Time”) and ending on the fifth anniversary thereof reach at least $10,000,000 (the “Milestone 1 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay, subject to the terms described below, an amount per CVR (such payment, the “Milestone 1 Payment”), which will be equal to (a) $3,000,000 minus (b) 25% of all fees, expenses and, if applicable, indemnification payments to Guggenheim Securities, LLC, the financial advisor of Alexza (“Guggenheim”), and (c) either (i) if the aggregate payments made to the holders of Shares and to the holders of Alexza’s warrants in connection with the closing of the Offer and/or the Merger (the “Closing Payments”) exceed an amount of $22,620,639.60, minus the amount of such excess or (ii) if the Closing Payments fall short of an amount of $22,620,639.60, plus the amount of such shortfall, divided by the aggregate number of CVRs issued pursuant to the Merger Agreement.

If Net Development Licensing Payments in respect of Staccato-Based Products In Development during the period starting at the effective time of the Merger and ending on the tenth anniversary thereof reach at least $30,000,000 (the “Milestone 2 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay, subject to the terms described below, an amount per CVR (such payment, the “Milestone 2 Payment”), which will be equal to (a) $6,000,000 minus (b) any fees, expenses and indemnification payments to Guggenheim to the extent not deducted from the Milestone 1 Payment minus (c) any remaining excess (i.e., to the extent such excess could not be fully deducted from the Milestone 1 Payment because the Milestone 1 Payment would otherwise have become a negative amount) of the Closing Payments over $22,620,639.60), divided by the aggregate number of CVRs issued pursuant to the Merger Agreement.

If Net Development Licensing Payments in respect of Staccato-Based Products In Development and Net Commercialization Revenues (as defined below) in respect of Staccato-Based Marketed Products (as defined below) during the period starting at the effective time of the Merger and ending on the fifteenth anniversary thereof reach at least $100,000,000 in the aggregate (the “Milestone 3 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay, subject to the terms described below, an amount per CVR (such payment, the “Milestone 3 Payment”), which will be equal to $9,000,000, divided by the aggregate number of CVRs issued pursuant to the Merger Agreement.

If Net Development Licensing Payments in respect of Staccato-Based Products In Development and Net Commercialization Revenues in respect of Staccato-Based Marketed Products during the period starting at the effective time of the Merger and ending on the fifteenth anniversary thereof reach at least $300,000,000 in the aggregate (the “Milestone 4 Target”), then Ferrer will cause FTI (or another subsidiary of Ferrer) to pay, subject to the terms described below, an amount per CVR (such payment, the “Milestone 4 Payment”), which will be equal to $17,000,000, divided by the aggregate number of CVRs issued pursuant to the Merger Agreement.

The following chart summarizes the Milestone Payments:

Milestone	Milestone Target	Milestone Payment
Milestone 1	Net Development Licensing Payments in respect of Staccato-Based Products In Development during period between effective time of Merger and 5th anniversary thereof >= $10,000,000	(a) $3,000,000 minus (b) 25% of all fees, expenses and, if applicable, indemnification payments to Guggenheim, and (c) either (i) if the Closing Payments exceed an amount of $22,620,639.60, minus the amount of such excess or (ii) if the Closing Payments fall short of an amount of $22,620,639.60, plus the amount of such shortfall, divided by the aggregate number of CVRs issued pursuant to the Merger Agreement

Milestone 2	Net Development Licensing Payments in respect of Staccato-Based Products In Development during period between effective time of Merger and 5th anniversary thereof >= $30,000,000	(a) $6,000,000 minus (b) any fees, expenses and indemnification payments to Guggenheim to the extent not deducted from the Milestone 1 Payment minus (c) any remaining excess (i.e., to the extent such excess could not be fully deducted from the Milestone 1 Payment because the Milestone 1 Payment would otherwise have become a negative amount) of the Closing Payments over $22,620,639.60), divided by the aggregate number of CVRs issued pursuant to the Merger Agreement

Milestone 3	Net Development Licensing Payments in respect of Staccato-Based Products In Development and Net Commercialization Revenues in respect of Staccato-Based Marketed Products during period between effective time of Merger and 15th anniversary thereof >= $100,000,000	$9,000,000, divided by the aggregate number of CVRs issued pursuant to the Merger Agreement

Milestone 4	Net Development Licensing Payments in respect of Staccato-Based Products In Development and Net Commercialization Revenues in respect of Staccato-Based Marketed Products during period between effective time of Merger and 15th anniversary thereof >= $300,000,000	17,000,000, divided by the aggregate number of CVRs issued pursuant to the Merger Agreement

“Net Commercialization Licensing Payments” means (a) upfront fees, milestone payments, royalties or similar payments actually received from and after the effective time of the Merger by Alexza or any of its subsidiaries with respect to any Staccato-Based Marketed Product under any license, collaboration or substantively equivalent agreement between or among Alexza or any of its subsidiaries on the one hand, and any third party on the other hand, granting to such third party a license to develop and/or commercialize and/or manufacture and/or sell (other than, in the case of supply of Staccato-Based Marketed Product to a licensee or commercializing party or any of their respective affiliates or sublicensees for which the sales of such licensee or commercializing party or affiliates or sublicensees are already included under this definition) a Staccato-Based Marketed Product, which for clarity includes any and all fees, royalties, milestones or similar payments received, after the first regulatory approval to market or sell in any country for such Staccato-Based Marketed Products by independent third parties regardless of whether such payment is for subsequent development or commercialization, less (b) U.S. federal, state or local, withholding taxes. By way of example, if a Staccato-Based Marketed Product is approved in the United States (e.g., ADASUVE) and subsequently any fees, milestone payments, royalties or similar payments are payable under the applicable agreement for further development and/or commercialization (e.g., REMS change milestones) in a country in which regulatory approval to market and sell the product has not been obtained, then any and all of those payments would constitute Net Commercialization Licensing Payments. If investments made by Ferrer and its affiliates in development activities of ADASUVE in countries in which Ferrer markets ADASUVE pursuant to the terms of the Collaboration, License and Supply Agreement between Alexza and Ferrer result in milestone or other similar payments under an agreement with a third party with respect to such countries, then such payments are not included in the calculation of Net Commercialization Licensing Payments.

“Net Commercialization Revenues” are (a) total global revenues of Alexza and its subsidiaries from and after the effective time of the Merger with respect to all Staccato-Based Marketed Products (as defined below), comprised of (i) Net Commercialization Licensing Payments (as defined below) received by Alexza and its subsidiaries and (ii) net revenues from sales of Staccato-Based Marketed Products directly by Alexza and its subsidiaries, as set forth on the income statement of Alexza for the applicable period, less, if any, (b) rebates, returns, charge-backs, discounts or price reductions, or credits or permitted deductions (under any applicable license or collaboration or other similar agreements or if no such agreements are in effect, as deducted by Alexza from net revenues from sales of Staccato-Based Marketed Products directly by Alexza and its subsidiaries) in connection therewith, all as calculated in accordance with the applicable policies in effect from time to time regarding revenue recognition. Amounts paid (i) for the manufacture or supply of any Staccato-Based Products, as between or among Alexza and its subsidiaries, on the one hand, and Ferrer and its affiliates, on the other hand, or (ii) with respect to any Staccato-Based Products, in each case as between or among Alexza and its subsidiaries, are excluded from the computation of Net Commercialization Revenues.

“Net Development Licensing Payments” are (a) upfront fees, milestone payments, royalties or similar payments actually received from and after the effective time of the Merger by Alexza or any of its subsidiaries with respect to Staccato-Based Products In Development under each license, collaboration or other substantively equivalent agreement between Alexza or any of its subsidiaries on the one hand, and any third party on the other hand, granting to such third party a license to develop, manufacture and/or commercialize a Staccato-Based Product In Development, but only to the extent such fees, royalties and payments are paid for the development, rather than commercialization, of the Staccato-Based Product In Development, less (b) U.S. federal, state or local withholding taxes. Upfront fees, milestone payments, royalties or similar payments actually received with respect to a Staccato-Based Product at a time when such Staccato-Based Product is approved and marketed in one or more countries but still in development in one or more other countries are deemed Net Commercialization Licensing Payments, not Net Development Licensing Payments. Net Development Licensing Payments do not include any amounts received by Alexza or any of its subsidiaries under the applicable agreement as reimbursement for development-related costs and expenses, such as patent prosecution, maintenance and enforcement expenses, expenses incurred in connection with supporting litigation against third parties, or additional research or development expenses.

“Staccato-Based Product” means any drug-device combination product that comprises one or more active pharmaceutical ingredients in combination with the Staccato system, Alexza’s proprietary technology for vaporizing an active pharmaceutical ingredient to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery.

“Staccato-Based Products In Development” are all Staccato-Based Products that have not yet received approval for marketing in any country. Staccato-Based Products In Development do not include ADASUVE.

“Staccato-Based Marketed Product” means any approved and marketed Staccato-Based Product that is directly commercialized by, or licensed to a third party for commercialization by, Alexza or any of its subsidiaries

(including ADASUVE). From such time as any Staccato-Based Product is first approved and marketed in any country, such Staccato-Based Product is a Staccato-Based Marketed Product with respect to such country (irrespective of whether it continues to be a Staccato-Based Product In Development with respect to any other country).

All Milestone Payments are rounded down to the nearest whole cent and are subject to withholding taxes, if applicable. No interest will accrue or be payable in respect of any of these Milestone Payments.

Multiple achievements of a milestone target will not entitle you to multiple payments. Each Milestone Payment will be payable no more than one time (regardless of the number of Staccato-Based Products with respect to which the specified milestone target is achieved). Each Milestone Payment will be payable only following the initial achievement of the applicable milestone target and no amounts will be payable for subsequent or repeated achievements of the same milestone target.

If the Milestone 1 Target is not achieved prior to the 5th anniversary of the effective time of the Merger, the Milestone 2 Target is not achieved prior to the 10th anniversary of the effective time of the Merger and/or the Milestone 3 Target or Milestone 4 Target is not achieved prior to the 15th anniversary of the effective time of the Merger, then you will have no right to receive such Milestone Payments.

Any rights to the Milestone Payments under the CVRs as evidenced by the CVR Agreement are contractual rights only, will not be evidenced by any certificate or other instrument and will not be assignable or transferable except (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company; and (vi) pursuant to each CVR holder’s right to abandon all of such CVR holder’s remaining rights in a CVR by transferring such CVR to FTI without consideration therefor. Upon any payment of the Milestone Payment to the person identified in the appropriate portion of a Letter of Transmittal, Ferrer’s obligations with respect thereto will be fully discharged.

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

1.

there having been validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually received by the depository prior to the Expiration Time) and not validly withdrawn prior to the Expiration Time that number of Shares which, when added to the Shares already owned by Ferrer and its subsidiaries, represents at least a majority of the total number of Shares outstanding immediately prior to the Offer Closing (including Shares issued upon the exercise of stock options) (the “Minimum Tender Condition”). Alexza has informed Ferrer and the Purchaser that, as of May 9, 2016, there were 21,750,615 Shares outstanding, 2,139,419 Shares were subject to outstanding options, of which 45,500 Shares issuable upon exercise of outstanding options with exercise prices per share less than $0.90, 33,700 Shares to be issued upon acceleration of outstanding, but unvested, restricted stock units and unexercised stock options and an estimated 2,833 Shares were elected to be purchased in the current offering period under the ESPP. Ferrer owns 2,366,935 Shares. Based upon the foregoing, if all outstanding stock options with exercise prices per share less than $0.90 were exercised and 2,833 were purchased under the ESPP, then the Minimum Tender Condition would be satisfied if (21,750,615 (outstanding Shares) + 45,500 (Shares issued upon exercise of in-the-money stock options) + 2,833 Shares (Shares purchased under the ESPP + 33,700 (Shares issued for restricted stock units)) / 2 (to arrive at 50%) + 1 (to obtain majority) – 2,366, 935 Shares (Shares held by Ferrer)

= 8,549,390 Shares were validly tendered and not withdrawn prior to the Expiration Time. The actual number of Shares that are required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of then outstanding Shares immediately prior to the Offer Closing (including Shares issued upon the exercise of stock options);

2.	there not existing any temporary restraining order, preliminary injunction or litigation by any governmental entity, pending or threatened, which challenges or seeks to enjoin or materially delay the Offer Closing or consummation of the other Transactions, or seeks to prohibit or impose any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries’ businesses or assets (whether held directly or through subsidiaries) or to compel Ferrer, Alexza or any of their subsidiaries to dispose of or hold separate any material portion of their businesses or assets;

3.	no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any foreign jurisdiction being and remaining in effect which has the effect of: (i) making illegal or otherwise prohibiting or materially delaying the Offer Closing or the consummation of the other Transactions, (ii) imposing any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries, businesses or assets (whether held directly or through subsidiaries) or (iii) compelling Ferrer, Alexza or any of their subsidiaries to dispose of or hold separate any material portion of their businesses or assets;

4.	the Merger Agreement not having been terminated in accordance with its terms and the Offer not having been terminated in accordance with the terms of the Merger Agreement;

5.	the Forbearance and Waiver Agreement among the Purchaser, Alexza, Atlas, and the holders of the 2014 Warrants and those certain notes in the aggregate principal amount of $45,000,000 previously issued by Atlas on March 18, 2014 continuing to be in full force and effect and there not having occurred any breach or any provision of, or any default under, such agreement and each action or transaction contemplated by such agreement to be taken prior to the Offer Closing having been taken;

6.	the aggregate number of Shares in respect of which appraisal rights have been exercised representing no more than 20% of the Shares outstanding as of immediately prior to the Offer Closing.

7.	there not having been since the date of the Merger Agreement any occurrence, event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Alexza.

Ferrer and the Purchaser have the right to waive any of the conditions to the Offer in either’s sole discretion, other than the Minimum Tender Condition. The Offer is also subject to certain other terms and conditions. See Section 14—“Conditions of the Offer.”

The Offer will expire at 12:00 midnight, New York City time, at the end of Monday, June 20, 2016, unless the Offer is extended. See Section 1—“Terms of the Offer.”

The Alexza Board has, subject to the terms and upon the conditions set forth in the Merger Agreement, by the unanimous approval of the directors voting (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) declared that it is in the best interests of Alexza and its stockholders (other than Ferrer and its subsidiaries) that Alexza enter into the Merger Agreement and consummate the Transactions and that its stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Ferrer and its subsidiaries) (iv) declared the advisability of and approved the CVR Agreement and (v) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer (the “Alexza Board Recommendation”).

For factors considered by the Alexza Board, see Alexza’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. The Merger shall become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such subsequent date and time as may be agreed by Ferrer and Alexza and specified in the certificate of merger) (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of Alexza and each Share owned by the Purchaser, Ferrer or any direct or indirect wholly owned subsidiary of Ferrer or by Alexza immediately prior to the Effective Time which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and (ii) any Shares owned by Alexza’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 12—“Summary of the Merger Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of Alexza stock options and restricted stock in the Merger. Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes principal U.S. federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of Alexza’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement and (iii) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Alexza will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Alexza. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions to the Merger, Ferrer, the Purchaser and Alexza will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Alexza in accordance with Section 251(h) of the DGCL. As a result of the Merger, Alexza will cease to be a publicly traded company and will become a wholly owned indirect subsidiary of Ferrer. See Section 11—“Purpose of the Offer and Plans for Alexza.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the Expiration Time, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, at the end of Monday, June 20, 2016, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 14—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“Summary of the Merger Agreement and Certain Other Agreements—Termination” occur.

To the extent permitted by applicable law, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Alexza:

(1) reduce the number of Shares subject to the Offer;

(2) reduce the Offer Price or change the form of consideration payable in the Offer;

(3) change, modify or waive the Minimum Tender Condition;

(4) impose conditions to the Offer in addition to the conditions set forth in Section 14—“Conditions of the Offer” or modify or change any of the conditions to the Offer in a manner adverse to any holders of the Shares; or

(5) otherwise amend the Offer in any manner adverse to the holders of the Shares (other than Ferrer and its subsidiaries or in immaterial respects).

We may, in our sole and absolute discretion, increase the Offer Price payable in the Offer without the consent of Alexza. If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act and the restrictions previously identified in paragraphs (1) through (5) above.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, we will (i) accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and (ii) pay for all such shares (subject to any applicable tax withholding) as soon as practicable after the Expiration Time. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to herein as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.” The Merger Agreement provides that the Purchaser may, in its sole discretion and without the consent of Alexza, and shall at the request of Alexza, extend the offer for one or more consecutive increments of not more than ten business days each, the length of such period to be determined by Ferrer or the Purchaser (and if at the request of Alexza, after consultation with Alexza), until the earlier of (i) termination of the Merger Agreement in accordance with its terms or (ii) the Outside Date (defined in the Merger Agreement as September 30, 2016), if at any then-scheduled expiration date of the Offer all of the conditions to the Offer have not been satisfied or waived. In addition, the Purchaser is required to extend the

Offer for any period required by any rule, regulation, interpretation or position of the SEC or NASDAQ applicable to the Offer or as may be required by any other governmental entity, provided, however, in no event will the Purchaser be required to extend the Offer beyond Outside Date. See Section 12—“Summary of the Merger Agreement and Certain Other Agreements.”

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

There will not be a subsequent offering period for the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer set forth in Section 14—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 14. Under certain circumstances, Ferrer and the Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the PR Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

As soon as commercially practicable following the consummation of the Offer, we will complete the Merger without a vote of the stockholders of Alexza pursuant to Section 251(h) of the DGCL.

Alexza has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Alexza’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time promptly after the later of (i) the Expiration Time or (ii) the satisfaction or waiver of the conditions to the Offer as set forth in Section 14—“Conditions of the Offer.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then the Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering holders of Shares for purposes of receiving payments from us and transmitting such payments to the tendering holders of Shares. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

All Milestone Payments will be made in accordance with the CVR Agreement. See Section 12—“Summary of the Merger Agreement and Certain Other Agreements—Contingent Value Rights Agreement.” The contractual right to any Milestone Payment will not be evidenced by any certificates.

3.	Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear(s) on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Time, or who cannot complete the procedure for book-entry transfer prior to the Expiration Time, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Capital Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand, mail, express mail, courier, or other expedited service, or, for Eligible Institutions only, by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, the Purchaser will pay for Shares validly tendered and not validly withdrawn pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering holders of Shares may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Capital Market trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Alexza, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. The Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Ferrer, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until Expiration Time of the Offer (i.e., at any time prior to 12:00 midnight, New York City time, at the end of Monday, June 20, 2016), or in the event the Offer is extended, 12:00 midnight, New York City time, at the end of the day on such date to which the Offer is extended. In addition, Shares may be withdrawn at any time after July 22, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Ferrer, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Time.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the

Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering holders of Shares exercise withdrawal rights as described in this Section 4.

5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the principal United States federal income tax considerations relevant to the Offer or the Merger, as the case may be, applicable to Alexza stockholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into the right to receive the Merger Consideration in the Merger. This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not address all aspects of U.S. federal income taxation which may be relevant to particular Alexza stockholders in light of their individual circumstances, such as stockholders subject to special tax rules including, without limitation, the following: persons that are subject to special expatriation rules; financial institutions; insurance companies; dealers or traders in securities or currencies or notional principal contracts; tax-exempt entities; persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; stockholders subject to the alternative minimum tax; stockholders subject to the Medicare contribution tax; regulated investment companies; real estate investment trusts; persons that own (or are deemed to own) 5% or more of the outstanding Shares; partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; persons that have a “functional currency” other than the U.S. dollar; and stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation, all of whom may be subject to U.S. federal income tax rules that differ significantly from those discussed below.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer and the Merger. We urge you to consult your tax advisor with respect to the particular U.S. federal, state and local or foreign tax consequences of the Offer and the Merger to you.

U.S. Holders. For purposes of this summary, a “U.S. holder” is an Alexza stockholder that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created in, or organized under the law of, the United States or any state or political subdivision thereof; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust, (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds Shares, you should consult your tax advisor regarding the tax considerations relevant to the Offer and the Merger.

General. The receipt of the Offer Price or the Merger Consideration, as applicable, by a U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the rights to receive the CVRs, with respect to which there is substantial uncertainty.

The Offer Price and the Merger Consideration each consist of cash and CVRs; consequently, the receipt of the Offer Price or the Merger Consideration, as applicable, may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. The installment method of reporting any gain attributable to the receipt of CVRs will not be available because Alexza common stock is traded on an established securities market. The following sections discuss the U.S. federal income tax consequences of the receipt of the Offer Price or the Merger Consideration, as applicable, in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the CVRs will be taxed as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, holders are urged to consult their tax advisors regarding this issue. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of CVRs.

Treatment as Open Transaction. Receipt of the Offer Price or the Merger Consideration, as applicable, would generally be treated as an “open transaction” if the value of the CVRs cannot be “reasonably ascertained.” If the receipt of the Offer Price or the Merger Consideration, as applicable, is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. holder would first recover its adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger. A U.S. Holder generally should recognize (i) capital gain, if any, upon consummation of the Offer or the Merger, as applicable, in an amount equal to the excess, if any, of $0.90 per Share minus such U.S. holder’s adjusted tax basis in the Shares tendered pursuant the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger; or (ii) capital loss, if any, only after all Milestone Payments have been received or it is determined that no further Milestone Payments can be received. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares tendered pursuant the Offer or converted pursuant to the Merger (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term capital gain if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the CVRs will not be taken into account in determining the holder’s taxable gain upon receipt of the Offer Price or the Merger Consideration, as applicable, and a U.S. holder will take no tax basis in the CVRs, but would be subject to tax as Milestone Payments were made or deemed made in accordance with the U.S. holder’s regular method of accounting. A portion of such payments would be treated as interest income under Section 483 of the Code (as described below) and the balance, in general, as additional consideration for the disposition of the Shares. It is the position of the IRS, as reflected in Treasury Regulations, that only in “rare and extraordinary cases” is the value of property so uncertain as to warrant “open transaction” treatment.

Treatment as Closed Transaction. If the value of the CVRs can be “reasonably ascertained,” the transaction generally will be treated as a “closed transaction” for U.S. federal income tax purposes, and gain or loss would be determined upon consummation of the Offer or the Merger, as applicable, in the same manner as if the transaction were an “open transaction,” except that a U.S. holder would take into account the fair market value of the CVRs, determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized for purposes of calculating gain or loss with respect to the disposition of Shares.

If the transaction is treated as a “closed transaction” for U.S. federal income tax purposes, a U.S. holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the consummation of the Offer or the Merger, as applicable. The holding period of the CVRs will begin on the day following the date of the consummation of the Offer or the Merger, as applicable.

Future Payments on the CVRs

Treatment as Open Transaction. If the transaction is treated as an “open transaction,” a payment in the future to a U.S. holder of a CVR should be treated as a payment under a contract for the sale or exchange of Shares to which Section 483 of the Code applies. Under Section 483, a portion of the payment made pursuant to a CVR will be treated as interest, which will be ordinary income to the U.S. holder of a CVR. The interest amount will equal the excess of the amount received over its present value at the consummation of the Offer or the Merger, as applicable, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the three month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable. The maturity range of the relevant applicable federal rate will correspond to the period from the date of the disposition of Shares in the Offer or the Merger, as applicable, to the date the amount is received or deemed received. The U.S. holder of a CVR must include in its gross income interest pursuant to Section 483 of the Code using such U.S. holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and, when fixed, in the case of an accrual method holder). The portion of the payment pursuant to a CVR that is not treated as interest under Section 483 of the Code will be treated as gain from the sale of a capital asset (or as recovery of the adjusted tax basis in Shares), as discussed above.

Treatment as Closed Transaction. There is no authority directly addressing the treatment of contingent payment rights payments similar to the Milestone Payments. You should therefore consult your tax advisor as to the taxation of such payments. Under characterization as a “closed transaction,” a portion of one or more payments with respect to each CVR could be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CVR. To the extent that payments are not treated as such, payments may be treated as either (i) payments with respect to a sale of a capital asset, (ii) income taxed at ordinary rates or (iii) dividends. Additionally, it is possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described directly above under “Treatment as Open Transaction”).

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, you are urged to consult your tax advisors concerning the tax consequences resulting from the receipt of the CVRs in the Offer or the Merger, as applicable.

Information Reporting and Backup Withholding. Information reporting to the IRS generally will be required with respect to payments of the Offer Price or the Merger Consideration, as applicable(including the Milestone Payments) to holders other than corporations and other exempt recipients. In addition, under the “backup withholding” provisions of the United States federal income tax laws, the Depositary may be required to withhold a portion of the amount of payments made to certain holders pursuant to the Offer or the Merger, as applicable. In order to prevent U.S. federal income tax backup withholding with respect to payments, a U.S. holder must provide the Depositary with such holder’s correct TIN and certify that such holder is not subject to backup withholding (currently at rate of 28%) by completing the IRS Form W-9 included in the Letter of Transmittal. Certain holders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the holder, and payments to the holder pursuant to the Offer or the Merger, as applicable, as well as payments pursuant to the CVRs, may be subject to backup withholding. All U.S. holders should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Tax information provided to a U.S. holder and the IRS on Form 1099-B for the year of the Merger may reflect only the cash amounts paid to the U.S. holder on the Merger and not the fair market value of the U.S. holder’s interest in the Milestone Payments. Accordingly, a U.S. holder that treats the Merger as a “closed transaction” for U.S. federal income tax purposes may receive a Form 1099-B reporting an amount received that is less than the amount such U.S. holder will realize in the year of the Merger. In addition, any Form 1099-B a U.S. holder receives with respect to Milestone Payments may reflect the entire amount of the Milestone Payments paid to the U.S. holder (except imputed interest) and therefore may not take into account the fact that the U.S. holder already included the value of the Milestone Payments in such U.S. holder’s amount realized in the year of the Merger. As a result, U.S. holders reporting under this method should not rely on the amounts reported to them on Forms 1099-B with respect to the Merger. U.S. holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

Non-U.S. Holders. For purposes of this summary, a “Non-U.S. holder” is a beneficial owner that is not a U.S. holder and is not a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

The following discussion applies only to Non-U.S. holders, and assumes that no item of income, gain, deduction or loss derived by the Non-U.S. holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-U.S. holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-U.S. holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares and CVRs. The receipt of the Offer Price or the Merger Consideration, as applicable, by a Non-U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger generally will be exempt from U.S. federal income tax unless:

•	the Non-U.S. holder is an individual that holds Shares as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Alexza is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of the outstanding Shares and such holder is not eligible for any treaty exemption.

Alexza believes it has not been, is not and does not anticipate becoming a United States real property holding corporation prior to the date of the consummation of the Offer and the Merger (and, if applicable, the date of any payment with respect to the CVRs) for U.S. federal income tax purposes.

Generally, if payments are made to a Non-U.S. holder with respect to a CVR, such Non-U.S. holder may be subject to withholding at a rate of 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Treatment as Open Transaction”), unless such Non-U.S. holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) to the applicable withholding agents. As also discussed above, the tax treatment of the CVRs is unclear, and Non-U.S. holders are urged to consult their tax advisors.

Backup Withholding. A Non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) on the gross proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger, and amounts received in respect of CVRs, unless the Non-U.S. holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-U.S. holder is not a United States person or the Non-U.S. holder otherwise establishes an exemption from backup withholding in a manner satisfactory to the Depositary. See Section 3—“Procedures for Tendering Shares.” Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. holder result in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act. In certain circumstances, the Foreign Account Tax Compliance Act imposes a withholding tax of 30% on U.S.-source interest and dividend income, and, after December 31, 2018, on the gross proceeds of a disposition of property of a type that can produce U.S.-source interest and dividend income, held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Shares or CVRs are held will affect the determination of whether such withholding is required. Similarly, interest and dividends payable and, after December 31, 2018, gross proceeds from the disposition of property of a type that can produce U.S.-source interest and dividend income held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the payor generally will be required to provide to the IRS. Holders should consult their tax advisors regarding the possible implications of these rules in their particular situations.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER TO PURCHASE, THE MERGER OR THE OWNERSHIP OF CVRS. HOLDERS OF SHARES AND/OR CVRS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

According to Alexza’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Shares are traded on the NASDAQ Capital Market under the symbol “ALXA.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on the NASDAQ Capital Market with respect to the fiscal years ended December 31, 2014 and December 31, 2015 as stated in Alexza’s Annual Report on Form 10-K for the year ended December 31, 2015 and from public sources with respect to the subsequent periods noted below.

2014	High	Low
First Quarter	$5.93	$4.20
Second Quarter	4.65	3.92
Third Quarter	5.27	2.28
Fourth Quarter	2.96	1.25

2015	High	Low
First Quarter	$2.68	$1.53
Second Quarter	2.09	0.86
Third Quarter	1.60	0.80
Fourth Quarter	1.32	0.70

Current Fiscal Year	High	Low
First Quarter	$0.83	$0.22
Second Quarter (through May 22, 2016)	0.93	0.43

On May 9, 2016, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the NASDAQ Capital Market during normal trading hours was $0.5401 per Share. Alexza has never paid dividends on its common stock. Additionally, under the terms of the Merger Agreement, neither Alexza nor its subsidiaries are permitted to declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or other equity interests except for dividends and distributions by a direct or indirect wholly owned subsidiary of Alexza to Alexza or any other wholly owned subsidiary of Alexza. See Section 15—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Capital Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on The NASDAQ Capital Market if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1,000,000, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (a) the market value of Alexza’s listed securities is less than $35,000,000 over a ten consecutive business day period, (b) Alexza has stockholders’ equity of less than $2,500,000, or (c) Alexza’s net income from continuing operations is less than $500,000 for the most recently completed year and two of the last three most recently completed years. Shares held by officers or directors of Alexza, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Alexza, there were, as of May 9, 2016, 21,750,615 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from NASDAQ, the market for Shares will be adversely affected. In addition, as previously disclosed by Alexza, The NASDAQ Capital Market has previously issued a delisting determination, which may result in the delisting of the Shares even if the Offer Closing or the Merger does not occur. Ferrer and Purchaser cannot predict when, or if, this delisting may occur.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Alexza upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Alexza to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Alexza to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Alexza. Furthermore, the ability of “affiliates” of Alexza and persons holding “restricted securities” of Alexza to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Alexza.

Alexza Pharmaceuticals is focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. Alexza’s products and development pipeline are based on the Staccato system, a hand-held inhaler designed to deliver a pure drug aerosol to the deep lung, providing rapid systemic delivery and therapeutic onset, in a simple, non-invasive manner. Active pipeline product candidates include AZ-002 (Staccato alprazolam) for the management of epilepsy in patients with acute repetitive seizures and AZ-007 (Staccato zaleplon) for the treatment of patients with middle of the night insomnia. ADASUVE® is Alexza’s first commercial product. ADASUVE is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE has been launched and is currently available in 21 countries. Ferrer is Alexza’s commercial partner for ADASUVE in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, the Philippines and Thailand. ADASUVE® and Staccato® are registered trademarks of Alexza Pharmaceuticals, Inc.

Alexza was incorporated in the state of Delaware on December 19, 2000 as FaxMed, Inc. In June 2001, Alexza changed its name to Alexza Corporation and in December 2001 Alexza became Alexza Molecular Delivery Corporation. In July 2005, Alexza changed its name to Alexza Pharmaceuticals, Inc.

Alexza’s corporate headquarters are located at 2091 Stierlin Court, Mountain View, California 94043. Alexza’s telephone number at such corporate headquarters is (650) 944-7000.

Available Information. Alexza is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Alexza’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Alexza’s securities, any material interests of such persons in transactions with Alexza, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Alexza’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Alexza, who file electronically with the SEC. The address of that website is http://www.sec.gov. Alexza also maintains an Internet website at http://www.alexza.com. The information contained in, accessible from or connected to Alexza’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Alexza’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Alexza contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Ferrer, FTI, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Alexza contained in such documents and records or for any failure by Alexza to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Ferrer, FTI and the Purchaser.

General. Ferrer is a Spanish sociedad anonima with its principal offices located at Grupo Ferrer Internacional, S.A., Avenida Diagonal 549, 5th Floor, E-08029 Barcelona, Spain. The telephone number of Ferrer is (+34) 936003-700.

Founded in 1959, Ferrer is a privately-held European R&D-based pharmaceutical company headquartered in Barcelona, Spain. It is active in the pharmaceutical, health, fine chemicals and food sectors in Europe, Latin America, Africa, the Middle East, Asia and the United States. In total, Ferrer’s human healthcare products are commercialized in more than 95 countries, through 24 international affiliates (including joint ventures) and 70 partners and distributors. Ferrer carries out activities throughout the full pharmaceutical value chain, from R&D to international marketing, including fine chemical development and the manufacturing of both raw materials and finished pharmaceuticals. Its research centers in Spain and Germany, and manufacturing sites in Europe and Latin America cover the pharmaceutical, diagnostics, vaccine, fine chemical, food and feed sectors.

As of the date hereof, Ferrer owns 2,366,935 Shares, or approximately 10.9% of Alexza’s outstanding common stock.

FTI is a Delaware corporation with its principal offices located at 122 East 42 Street, Suite 518, New York, New York 10168. The telephone number of FTI is (+34) 936003-700. FTI is a wholly owned subsidiary of Ferrer and holds the primary North American operations of Ferrer.

The Purchaser is a Delaware corporation with its principal offices located at 780 Third Avenue, 35th Floor, New York, NY 10017. The telephone number of the Purchaser is (+34) 936003-700. The Purchaser is a wholly owned subsidiary of FTI. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of Alexza and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the last five years for each director and each of the executive officers of Ferrer, FTI and the Purchaser and certain other information are set forth in Schedule A hereto.

During the last five years, none of Ferrer, FTI or the Purchaser or, to the best knowledge of Ferrer, FTI and the Purchaser, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Ferrer, FTI, the Purchaser, any majority-owned subsidiary of Ferrer, FTI or the Purchaser or, to the best knowledge of Ferrer, FTI and the Purchaser, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Ferrer, FTI, the Purchaser or, to the best knowledge of Ferrer, FTI and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase (including in the second and third paragraph of Section 10—“Background of the Offer; Contacts with Alexza.”), none of Ferrer, FTI, the Purchaser or, to the best knowledge of Ferrer, FTI and the Purchaser, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Alexza, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Ferrer, FTI, the Purchaser or, to the best knowledge of Ferrer, FTI and the Purchaser, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with Alexza or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Ferrer, FTI or any of their subsidiaries or, to the best knowledge of Ferrer and FTI, any of the persons listed in Schedule A hereto, on the one hand, and Alexza or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Ferrer, FTI and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10.	Background of the Offer and the Merger; Past Contacts or Negotiations between Ferrer and Alexza.

Founded in 1959, Ferrer is a privately-held European R&D-based pharmaceutical company headquartered in Barcelona, Spain. It is active in the pharmaceutical, health, fine chemicals and food sectors in Europe, Latin America, Africa, the Middle East, Asia and the United States. In total, Ferrer’s human healthcare products are commercialized in more than 95 countries, through 24 international affiliates (including joint ventures) and 70 partners and distributors. Ferrer carries out activities throughout the full pharmaceutical value chain, from research and development to international marketing, including fine chemical development and the manufacturing of both raw materials and finished pharmaceuticals. Its research centers in Spain and Germany, and manufacturing sites in Europe and Latin America cover the pharmaceutical, diagnostics, vaccine, fine chemical, food and feed sectors. As of the date hereof, Ferrer owns 2,366,935 Shares, or approximately 10.9% of Alexza’s outstanding common stock.

Alexza is a biopharmaceutical company focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. Alexza’s products and development pipeline are based on the Staccato system, a hand-held inhaler designed to deliver a pure drug aerosol to the deep lung, providing rapid systemic delivery and therapeutic onset, in a simple, non-invasive manner. Active pipeline product candidates include AZ-002 (Staccato alprazolam) for the management of epilepsy in patients with acute repetitive seizures and AZ-007 (Staccato zaleplon) for the treatment of patients with middle of the night insomnia. While not currently in active development, Alexza has also allocated resources in the past to the development of AZ-003 (Staccato fentanyl) (“AZ-003”), a Phase 2 ready product candidate for the treatment of patients with acute pain, including patients with breakthrough cancer pain and postoperative patients with acute pain episodes.

ADASUVE is Alexza’s first commercial product. ADASUVE is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE has been launched and is currently available in 21 countries. As further described below, ADASUVE is not currently marketed in the United States, as Alexza’s commercial partner, Teva Pharmaceuticals USA, Inc. (“Teva”), ceased promotion of ADASUVE in the United States and returned commercial rights in the United States to Alexza. Ferrer is Alexza’s commercial partner for ADASUVE in the Ferrer Territories.

The Alexza Board, the Alexza senior management team and various outside advisors regularly review partnering and other strategic opportunities in order to advance the development of ADASUVE outside of the currently partnered territories and the development of Alexza’s earlier stage pipeline assets.

On October 5, 2011, Ferrer and Alexza entered into the Ferrer License with respect to the commercialization of ADASUVE in European, Latin American and Commonwealth of Independent States countries. Ferrer and Alexza entered into a non-disclosure agreement in conjunction with these negotiations.

On March 5, 2012, Ferrer and Alexza executed the First Amendment, which provided for, among other things, the agreement to eliminate a future potential milestone payment in exchange for Ferrer’s purchase of $3.0 million of Alexza’s common stock.

On November 6, 2013, Ferrer and Alexza executed a Second Amendment to the Ferrer License relating to defining Ferrer’s territory under the agreement.

On October 24, 2014, Ferrer and Alexza executed the Third Amendment, which provided for, among other things, the agreement to eliminate certain future potential milestone payments in exchange for Ferrer’s purchase of $8.0 million of Alexza’s common stock. On November 3, 2014, Ferrer filed with the SEC a Schedule 13G reporting increased ownership in Alexza due to this purchase of Alexza’s common stock.

On November 24, 2014, a representative of Alexza held an in-person meeting with Party A, a Japanese pharmaceutical company with market capitalization of less than $100 million, in Tokyo, Japan to discuss the Staccato technology and potential for licensing ADASUVE rights for Japan.

On June 16, 2015, Ferrer and Alexza executed a Fourth Amendment to the Ferrer License, relating to certain regulatory and clinical obligations, milestone payment elimination, technology rights and expanded territory rights for ADASUVE being granted to Ferrer. In conjunction with this amendment, Alexza granted Ferrer rights to market ADASUVE in additional territories, including the Middle East and North Africa, and an option to acquire ADASUVE manufacturing rights for Ferrers’ territories and certain possible additional territories (the “Manufacturing Option”).

On August 18, 2015, Alexza retained Guggenheim Securities, LLC (“Guggenheim Securities”) to assist it in exploring strategic options to enhance stockholder value, including a possible sale or disposition of one or more corporate assets, a strategic business combination, partnership or other transaction.

On August 24, 2015, Party A expressed interest in potentially licensing rights to develop and commercialize AZ-003 in Japan.

From August 21 to August 31, 2015 representatives of Alexza had conversations with Party B, a privately held pharmaceutical company, with respect to Party’s B potential interest in engaging in a strategic transaction with Alexza.

On August 31, 2015, Party B submitted a written indication of interest to engage in a stock-for-stock reverse merger with Alexza in which Party B’s stockholders would receive 60-65% of the pro forma outstanding shares in the combined entity. Party B’s indication of interest also contemplated a concurrent or subsequent equity financing, details of which were unclear.

On September 1, 2015, Guggenheim Securities provided the Alexza Board with an update on the outreach process, through which 43 parties had been contacted, and also provided a brief overview of Party B.

On September 12, 2015, Alexza’s representatives conducted a telephonic meeting with Party C, a stockholder of Alexza, to inform it that Alexza was engaged in a process to evaluate strategic alternatives.

On September 28, 2015, Alexza issued Ferrer the Ferrer Note, which had with a maximum principal amount of $5.0 million (the “Ferrer Promissory Note”). Three million dollars were drawn immediately, $1.0 million was drawn on March 21, 2016 and $1.0 million was drawn on April 15, 2016. In conjunction with the issuance of the Ferrer Note, Alexza also issued to Ferrer 125,000 shares of Alexza’s common stock.

On September 28, 2015, Alexza issued a press release announcing that it had retained Guggenheim Securities to assist in exploring strategic options to enhance stockholder value.

On September 29, 2015, Party B submitted a revised written indication of interest to engage in a stock-for-stock merger with Alexza in which Party B’s stockholders would receive 65% of the pro forma fully-diluted outstanding shares in the combined entity. Party B’s revised indication of interest also contemplated a financing that would be required to close simultaneously with the merger and an additional concurrent or subsequent equity financing. Party B did not provide specific details regarding the potential financing.

On October 6, 2015, the Alexza Board held an in-person meeting in which representatives of Party B participated to discuss a potential strategic transaction with Alexza. In a separate session of the meeting in which Party B did not participate, Guggenheim Securities presented to the Alexza Board and provided an update on the outreach process. As of the date of the meeting, a total of 57 parties had been contacted regarding a potential transaction, and Party B was the only party that had submitted an indication of interest. Guggenheim Securities and the Alexza Board discussed Party B’s indication of interest and, in particular, discussed the ability of Party B to obtain financing.

On October 6, 2015 and October 7, 2015, additional conversations between representatives of Party B and Alexza ensued, but negotiations terminated on October 7, 2015 due to the fact that Party B was unable to identify sufficient financing to fund the combined entity after the proposed transaction.

On October 6, 2015, Alexza received a letter from Party C expressing concern that Alexza was solely prioritizing a sale of Alexza and in response to such letter, representatives of Alexza and Guggenheim Securities suggested to Party C that it submit a proposal to fund Alexza’s operations or to acquire desired assets. Party C did not provide any such written proposal.

On October 8, 2015, representatives of Alexza held an in-person meeting with representatives of Party A in Mountain View, California to continue discussions of a possible licensing arrangement for rights of AZ-003.

On October 14, 2015, Alexza and Ferrer issued a joint press release regarding commercial activities related to ADASUVE in the European Union and Latin America.

On October 26, 2015, the Alexza Board met in-person at Alexza’s headquarters with representatives of Party C to discuss strategic options for Alexza.

On October 23, 2015, Teva informed Alexza that it ceased promotion of ADASUVE in the United States and planned to return such rights to Alexza.

On October 30, 2015, Alexza publicly announced its intention to reacquire U.S. commercial rights for ADASUVE from Teva. Following this announcement, at the direction of the Alexza Board, Guggenheim Securities initiated outreach efforts to several new potential counterparties, and also contacted again several counterparties that had previously declined to participate in the process.

On November 4, 2015, Guggenheim Securities provided Alexza with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 75 and no additional indications of interest had been received.

On November 5, 2015, Alexza issued its earnings release for the third quarter ended September 30, 2015 and also filed its Quarterly Report on Form 10-Q with the SEC.

On November 13, 2015, Guggenheim Securities provided Alexza with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 76 and no additional indications of interest had been received.

On December 9, 2015, Guggenheim Securities provided Alexza with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 79 and no additional indications of interest had been received.

From December 9 to December 10, 2015, representatives from Alexza held in-person due diligence meetings at Alexza’s headquarters in Mountain View, California with representatives of Party A regarding AZ-003 licensing in Japan and a potential strategic transaction.

On December 15, 2015, a representative from Party A communicated to Alexza its potential interest in a merger with Alexza.

Also on December 15, 2015, Ferrer’s representatives provided an update on its commercial activities to the Alexza Board. The parties also discussed the possibility of Ferrer exercising its Manufacturing Option under the Ferrer License.

On December 17, 2015, Party A informed Alexza that Party A had received approval from its board of directors to pursue a potential merger transaction with Alexza.

On December 22, 2015, Teva submitted a supplemental New Drug Application to the FDA, requesting modification of ADASUVE’s U.S. label and REMS requirements.

On January 5, 2016, Ferrer exercised the Manufacturing Option under the Ferrer License by written notice to Alexza. The deadline to enter into a definitive agreement with respect to such Manufacturing Option was March 1, 2016.

On January 15, 2016, Party A submitted a verbal indication of interest to acquire Alexza through a cash tender offer at a price per Share, representing a 30-50% premium to the trading price of Alexza’s common stock and additional unspecified CVRs. Later that day, Party A submitted a draft written indication of interest to acquire Alexza through a cash tender offer. The draft written indication of interest did not include specific confirmed details regarding the value of the upfront cash consideration component or the CVRs. In addition, Party A’s verbal and written draft indication of interest were contingent upon receipt of financing, which had not been secured at the time the offer was made. The Alexza Board held a telephonic meeting the same day to discuss the potential offer.

On January 16, 2016, Alexza’s management, at the direction of the Alexza Board, made a counterproposal to Party A and requested that further specification regarding the offer be provided by Party A.

On January 18, 2016, representatives of Alexza and Party A held an in-person meeting at Alexza’s headquarters at which the parties engaged in additional discussions regarding both AZ-003 and a potential strategic transaction.

On January 18, 2016, the Alexza Board also held an in-person meeting at Alexza’s headquarters to discuss the conversations regarding a strategic transaction.

On January 19, Party A submitted a written indication of interest to acquire Alexza through a cash tender offer for consideration comprised of an upfront cash payment at a price per Share of $0.60 plus additional potential CVRs, with a financing contingency (the “Party A Offer”).

From January 20 to January 25, 2016, representatives of Alexza and Guggenheim Securities engaged in additional discussions with representatives of Party A and its advisors regarding the Party A Offer.

From January 27 to January 29, 2016, Ferrer’s representatives held multiple in-person meetings with Alexza representatives at Alexza’s corporate headquarters and the parties discussed the option to acquire commercial manufacturing rights for ADASUVE and a potential strategic transaction.

On January 29, 2016, Alexza’s management informed the Alexza Board of Ferrer’s potential interest in pursuing a strategic transaction with Alexza, with additional updates provided by Alexza’s management to the Alexza Board on each of February 4, 2016, February 6, 2016, and February 16, 2016.

On January 29, 2016, the Alexza Board held a telephonic meeting to discuss the status of ongoing conversations regarding potential strategic transactions. Guggenheim Securities provided the Alexza Board with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 83 and the only additional indication of interest had been provided by Party A. However, given Ferrer’s potential interest in pursuing a strategic transaction with Alexza, Guggenheim Securities and the Alexza Board discussed the potential of receiving an indication of interest from Ferrer.

On February 4, 2016, Alexza delivered to Party A a written counterproposal to the Party A Offer of January 19, 2016, proposing consideration comprised of an upfront cash payment at a price per Share of $1.07 plus additional potential CVRs. In addition to requesting additional value, Alexza’s counterproposal specifically requested that Party A provide Alexza with a preliminary financing offer letter prior to signing a term sheet or publicly announcing any proposed transaction.

On February 4, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On February 5, 2016, Alexza received a written letter of intent from Ferrer (the “Ferrer LOI”) to acquire Alexza through a cash tender offer or merger for consideration comprised of an upfront cash payment at a price per Share of $0.80 plus a CVR with respect to three potential payments. The LOI also contemplated that any transaction would be subject to a full due diligence process, including meetings with management.

Also, on February 5, 2016, a financial advisor to Party A, on behalf of Party A, informed Guggenheim Securities that Party A could not accept the terms of Alexza’s February 4, 2016 counterproposal to the Party A Offer, in particular due to the fact that it was unable to obtain financing for the transaction.

On February 6, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On February 7, 2016, Alexza provided a written counterproposal to the Ferrer LOI, proposing consideration comprised of upfront cash at a price per Share of $1.20 and a CVR with respect to four potential payments.

On February 9, 2016, Party A indicated in writing that it could not reach an agreement with Alexza on the terms of a strategic transaction because Party A was unable to obtain financing to support the proposed strategic transaction and preferred to continue solely with negotiations regarding a potential global license of AZ-003.

From February 9 to February 10, 2016, representatives of Alexza and Guggenheim Securities held in-person meetings with Ferrer’s representatives in Barcelona, Spain regarding the terms of the Ferrer LOI.

On February 15, 2016, Alexza received from Ferrer a revised, written letter of intent to acquire Alexza through a tender offer or merger for consideration comprised of upfront cash at a price per Share of $1.04 and one CVR in respect of four potential payments.

On February 16, 2016, the Alexza Board held an in-person meeting at Alexza’s headquarters to discuss, among other topics, the revised Ferrer LOI and other potential alternatives. At the time of the meeting, the number of parties contacted by Guggenheim Securities regarding a potential transaction was 83, but Guggenheim Securities did not expect to receive any additional proposals. The Alexza Board authorized Alexza’s management to execute the Ferrer LOI.

On February 17, 2016, Alexza countersigned the Ferrer LOI. Ferrer notified Alexza it was commencing due diligence contemplated in the Ferrer LOI and that Ferrer had retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to assist with the proposed transaction. From such time through May 9, 2016, when the parties entered into the Merger Agreement, Alexza provided Ferrer access to certain due diligence materials and Ferrer conducted due diligence of Alexza and its business.

On February 22, 2016, financial advisor to Party A, on behalf of Party A, reiterated to Guggenheim Securities that Party A could not accept the terms of Alexza’s counterproposal to the Party A Offer.

On February 24, 2016, Alexza issued a press release announcing that it had reacquired U.S. commercial rights for ADASUVE from Teva.

On February 26, 2016, Ferrer informed Alexza that, due to the execution of the Ferrer LOI, it was amending its Schedule 13G filing to a Schedule 13D. Ferrer requested from the SEC confidential treatment of the commercial terms of the contemplated transaction documented in the Ferrer LOI, and a redacted version of the Ferrer LOI was filed with as an exhibit to the Schedule 13D at the time. Alexza issued a press release announcing the Ferrer LOI and also filed with the SEC a Current Report on Form 8-K. Following Ferrer’s Schedule 13D filing, the trading price and trading volume of the Alexza’s common stock increased, which dramatically increased Alexza’s 20-day trailing volatility to over 300% from a previous range of approximately 110-130%.

On February 26, 2016, Alexza and Ferrer also entered into an amendment to Ferrer’s option to acquire the commercial manufacturing rights for ADASUVE, which extended the deadline to enter into a definitive agreement with respect to the Manufacturing Option from March 1, 2016 to April 1, 2016.

On March 4, 2016, Ferrer’s Board of Directors met and reviewed the findings of the first phase of Ferrer’s due diligence of Alexza. At the meeting it approved going forward with the second phase of due diligence and determined that an acquisition of Alexza would only be of interest to Ferrer if the terms of the notes in the aggregate principal amount of $45,000,000 issued by Alexza’s subsidiary Atlas U.S. Royalty, LLC (“Atlas” and such notes, the “Atlas Notes”) were modified. On March 4, 2016, a representative from Ferrer communicated to Alexza that it was progressing into additional due diligence given that it had successfully completed initial diligence focused on certain matters. In addition, Ferrer representatives notified Alexza that due diligence had identified the necessity to modify the Atlas Notes.

On March 8, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On March 11, 2016, a representative from Ferrer visited Alexza’s corporate headquarters to conduct employee meetings with various departments and management, outlining Ferrer’s long-term vision and strategy.

Also on March 11, 2016, Alexza provided Party A with a counterproposal relating to global licensing of AZ-003.

On March 12, 2016, in response to Alexza’s March 11 counterproposal, Party A responded to Alexza via email with a preliminary counterproposal for the global licensing of AZ-003.

From March 14 to March 17, 2016, representatives of Ferrer and Alexza met in Madrid and Barcelona, Spain continuing diligence and discussions regarding the material terms and structure of the potential transaction, including Ferrer’s need for further information on Alexza’s warrants and stock options to determine their impact on the transaction, and the approach to the holders of the Atlas Notes (the “Noteholders”). During these discussions, Ferrer’s representatives notified Alexa of Ferrer’s intention to deduct the fees of Guggenheim from the transaction consideration.

On March 17, 2016, Party A presented to Alexza a written proposal for a licensing arrangement for AZ-003.

On March 18, 2016, Party D, a privately held pharmaceutical company, submitted a proposal and term sheet to acquire North American product rights to ADASUVE. This offer was considered by the Alexza Board, but it was not pursued because the Alexza Board believed it did not provide Alexza with sufficient capital to continue to operate as a standalone company.

Also, on March 18, 2016, Alexza made a counterproposal to Party A’s March 17 licensing proposal for AZ-003. Alexza did not receive a response from Party A.

On March 20, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On March 21, 2016, Alexza and Ferrer entered into an amendment to the Ferrer Promissory Note reflecting the draw-down of an additional $1.0 million by Alexza under the Ferrer Promissory Note.

On March 24, 2016, Party A requested a meeting with Alexza’s management to discuss potential alternative options for a strategic transaction between Party A and Alexza. Alexza declined to participate in such a meeting due to the fact that Alexza had entered into the revised Ferrer LOI which had substantially better terms than all proposals made by Party A, due to concerns about Party A’s ability to finance any transaction, Party A’s lack of response to Alexza’s proposals related to a strategic transaction or AZ-003 partnering and concerns about disrupting completion of the transaction contemplated by the Ferrer LOI.

On March 28, 2016, Alexza issued its 2015 earnings release and also filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Alexza’s earnings release also included the announcement of Teva’s December 22, 2015 submission of a supplemental New Drug Application to the FDA requesting modification of ADASUVE’s U.S. label and REMS requirements.

On March 29, 2016, Ferrer’s representatives communicated to Alexza’s representatives its desire to maintain a constant transaction value at the level implied by 20-day trailing volatility equal to approximately 120% and an upfront cash consideration component at a price per Share of $1.04. The volatility of trading price of Alexza’s common stock increased following Ferrer’s Schedule 13D filing and Alexza’s 20-day trailing volatility had reached a peak of 327% on March 24, 2016. Given this increase, the Black-Scholes value of Alexza’s out-of-the-money warrants increased to approximately $3.7 million from approximately $400,000. Consequently, Ferrer indicated its intent to decrease the upfront cash consideration component based on the final cost of the cash payment to be made to the holders of Alexza’s outstanding warrants in connection with the Transactions. The specific per share price was to be determined at a later date. Ferrer reiterated its intent that the upfront cash consideration be decreased during a telephone conference with Alexza on April 22, 2016 and the specific price per share was eventually communicated by Ferrer to Alexza during a telephone conference on May 4, 2016.

Also, on March 29, 2016, representatives of Ferrer and Alexza held an initial conference call with representatives of the Noteholders, in which, among other things, a partial cancellation of the Atlas Notes was discussed. On March 29 and 30, 2016, Ferrer entered into non-disclosure agreements with certain Noteholders. Discussions among Alexza, Ferrer and the Noteholders regarding modification of the Atlas Notes continued from such date until May 8, 2016.

On March 31, 2016, Alexza and Ferrer entered into an amendment to Ferrer’s option to acquire the commercial manufacturing rights for ADASUVE, which extended the exercise date from April 1, 2016 to June 30, 2016.

On March 31, 2016, representatives of Alexza and Ferrer held a telephonic meeting to discuss the decrease in the upfront cash consideration component given the impact of Alexza’s volatility on the Black-Scholes value of Alexza’s out-of-the-money warrants.

On March 31, 2016, Cooley LLP, outside legal counsel to Alexza (“Cooley”) received an initial draft of the proposed Merger Agreement from Skadden, on behalf of Ferrer. The initial draft of the Merger Agreement contemplated that the stockholders of Alexza would approve a merger between Alexza and Purchaser at a special meeting of Alexza’s stockholders without any tender offer component. Pursuant to the terms of the initial draft of the Merger Agreement each of Alexza’s stockholder would receive consideration comprised of an upfront cash payment at a price per Share of $1.04, plus one CVR for each Share (which proposal was marked as subject to negotiation). The CVR would entitle the holder to up to four milestone payments under the CVR Agreement. The initial draft of the Merger Agreement also provided for an unspecified termination fee payable following the occurrence of certain termination events.

On April 1, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On April 4, 2016, representatives of Ferrer and Alexza held a conference call in which it was agreed in concept that the $1.04 consideration payable to stockholders in the LOI should be adjusted to take into account the impact of the amounts payable under the warrants in a transaction. However, the parties did not agree at that time as to a specific amount of such adjustment. Also on April 4, 2016, Skadden and Cooley held a telephone conference to discuss matters related to the Transactions.

On April 6, 2016, a representative from Ferrer visited Alexza’s corporate headquarters to continue discussions regarding the potential transaction between the parties.

On April 7, 2016, Cooley held a telephone conference with Skadden to negotiate the Merger Agreement. Cooley subsequently submitted a revised draft of the Merger Agreement to Skadden, which included a request that Ferrer’s acquisition of Alexza be through a tender offer followed by a short-form merger.

From April 10 to April 11, 2016, an Alexza representative visited Ferrer in Barcelona, Spain to discuss topics related to a potential strategic transaction between the parties.

On April 12, 2016, Cooley distributed to Skadden an initial draft of the disclosure letter to the Merger Agreement.

Also on April 12, 2016, the Noteholders agreed in principle, subject to the acquisition of Alexza by Ferrer and negotiation of definitive agreements, to the cancellation of the Atlas Notes and to Atlas granting to the Noteholders contractual rights to receive payments from Atlas upon the receipt of certain payments and achievement of certain milestones in respect of the commercialization of ADASUVE within the Unites States (the “Participation Interests”).

On April 14, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement, which contemplated a tender offer for Alexza’s outstanding common stock by Purchaser in which each stockholder who tendered its Shares would receive an upfront cash payment per Share (in an amount to be determined), plus one CVR. The Merger Agreement provided that the upfront cash consideration component was to be reduced from $1.04 per Share based on the estimated payments that would be owed to the holders of Alexza’s outstanding out-of-the-money warrants in connection with the Transactions.

On April 15, 2016, Skadden distributed to Cooley an initial draft of the proposed CVR agreement.

Also, on April 15, 2016, Alexza publicly announced that it had amended the Ferrer Promissory Note and borrowed an additional $1.0 million, bringing the total balance of outstanding debt with Ferrer to $5.0 million.

On April 19, 2016, the Alexza Board held a regularly scheduled in-person meeting at Alexza’s headquarters at which, among other items, the Alexza Board discussed the strategic transaction process and reviewed potential options.

On April 20, 2016, Cooley and Skadden held a telephone conference to discuss the terms of the proposed Merger Agreement submitted by Skadden on April 14, 2016. During this telephone conference, Cooley proposed an amount of $1.0 million for the termination fee, which was subsequently accepted by Ferrer.

On April 21, 2016, Cooley distributed to Skadden a revised draft of the Merger Agreement, followed by a revised draft of the CVR Agreement on April 22, 2016.

On April 23, 2016, Skadden provided initial drafts to the Noteholders of draft agreements relating to the modification of the Atlas Notes, including the Second Forbearance Agreement, the Participation Agreements and the Amendment Documents (each, as defined below).

From April 23, 2016 until May 8, 2016, Ferrer, Alexza, Atlas and the Noteholders negotiated a forbearance and waiver agreement (the “Second Forbearance Agreement”) under which Noteholders agreed to the cancellation of the Atlas Notes and the satisfaction and discharge of the indenture under which the Atlas Notes were issued on the date that the tender offer is consummated. Under the Second Forbearance Agreement, the Noteholders also agreed to forbear from exercising all rights and remedies under the indenture and the other documentation relating to the Atlas Notes and Atlas through the earlier of November 9, 2016 (subject to extension under certain circumstances) and the termination of the Merger Agreement. The Second Forbearance Agreement also provides for the release of certain claims by the Noteholders and others.

On April 25, 2016, representatives of Alexza requested to Ferrer that the principal amount of the Ferrer Promissory Note be increased by $3 million to $8 million, and sent Ferrer the draft of an amended and restated Ferrer Promissory Note.

From April 25 to April 27, 2016, Skadden and Cooley exchanged multiple drafts of the disclosure letter to the Merger Agreement. During this time period, representatives of Alexza and Ferrer, as well as Skadden and Cooley held multiple telephone conference regarding the terms of the CVR Agreement.

On April 27, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement and the CVR Agreement.

On April 28, 2016, Ferrer informed Alexza that the SEC had denied confidential treatment of the Ferrer LOI, which required Ferrer to disclose an unredacted version publicly by filing it with the SEC.

From April 28 to April 29, 2016, representatives of Alexza and Ferrer, as well as Skadden and Cooley, held multiple telephone conferences to discuss the terms of the proposed Merger Agreement and CVR Agreement.

On April 29, 2016, Ferrer filed with the SEC a revised Schedule 13D that included a unredacted copy of the Ferrer LOI. Later in the day, Cooley distributed to Skadden a revised draft of the Merger Agreement.

From April 29, 2016 until May 9, 2016, Ferrer, Alexza, Atlas and the Noteholders also negotiated participation agreements (the “Participation Agreements”) under which Atlas agreed to grant to the Noteholders the Participation Interests. In addition, Ferrer, Alexza, Atlas and the Noteholders negotiated amendments to Atlas’s limited liability company agreement and certain other documents related to the Atlas Notes (the “Amendment Documents”).

On April 30, 2016, Cooley distributed to Skadden a revised draft of the CVR Agreement.

On May 3, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement and the disclosure letter to the Merger Agreement. Cooley also held a telephonic meeting with Skadden to negotiate the Merger Agreement.

On May 4, 2016, Ferrer proposed to Alexza a price per Share of $0.89 for the upfront cash consideration component, reflecting payments to warrant holders as well as the increase in the number of Shares since the terms of the Ferrer LOI were negotiated. Later that day, Skadden and Cooley exchanged multiple drafts of the Merger Agreement and disclosure letter to the Merger Agreement. Among the drafts of the Merger Agreement exchanged, Skadden distributed a draft pursuant to which the stockholder of each tendered Share would receive an upfront cash payment at a price per Share of $0.89, plus one CVR. On the same day, Alexza submitted a counter-proposal to Ferrer, proposing an upfront cash payment per Share of $0.92 and proposing that no further deductions be made from payments under the CVR Agreement.

Also on May 4, 2016, representatives of Ferrer notified Alexza of its intention to only increase the principal amount of the Ferrer Promissory Note by $1.3 million, as opposed to the $3 million requested by Alexza.

From May 4 to May 5, 2016, Skadden and Cooley also exchanged multiple drafts of the CVR Agreement. Among the drafts exchanged, Skadden proposed that payments made on the CVRs would be calculated on an aggregate basis, and that the excess of payments under the Merger Agreement over $22,620,639.60 be deducted from CVR payments (in addition to the deduction of the fees and expenses of, and potential indemnification payments to, Guggenheim). Also, representatives of Ferrer agreed to limit the deduction of payments to Guggenheim from the first potential payment under the CVRs to 25% of the aggregate Guggenheim payments, with the remainder to be conducted from the second potential payment under the CVRs.

On May 5, 2016, Alexza and Ferrer agreed in principle to a price per Share of $0.90 for the upfront cash consideration component, subject to resolution of the remaining issues in the Merger Agreement and CVR Agreement. Ferrer also agreed in concept to turn the proposed one-way deduction from CVR payments of payments under the Merger Agreement in excess of $22,620,639.60 into a two-way adjustment in which such payments would be increased if the cash consideration payable under the Merger Agreement fell short of $22,620,639.60.

On May 5, 2016, the Alexza Board held an in-person meeting at Alexza’s headquarters to review the proposed Merger Agreement and CVR Agreement with Ferrer and Guggenheim Securities presented to the Alexza Board a draft fairness opinion regarding the potential transaction. At this meeting, the Alexza Board also reviewed a draft of the amendment to the Ferrer Promissory Note and authorized management to proceed with executing the amendment.

On May 5, 2016, Skadden and Cooley also held a telephone conference to discuss the terms of the proposed Merger Agreement. Later that day, Skadden distributed to Cooley a revised draft of the Merger Agreement and CVR Agreement. Pursuant to the revised draft of the Merger Agreement, the stockholder of each tendered Share would receive an upfront cash payment at a price per Share of $0.90, plus one CVR.

On May 6, 2016, Skadden and Cooley exchanged drafts of the CVR Agreement and held multiple telephone conferences to discuss the terms of the CVR Agreement. Representatives of Alexza and Ferrer also held multiple telephone conferences throughout the day to discuss the terms of the CVR Agreement. Later that day, Cooley also submitted to Skadden revised drafts of the Merger Agreement and disclosure letter to the Merger Agreement.

On May 7, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement and the CVR Agreement.

On May 8, 2016, the parties finalized the terms of the CVR Agreement.

On May 9, 2016, the parties finalized the terms of the Merger Agreement and the disclosure letter to the Merger Agreement.

On May 9, 2016, after the markets closed, the Alexza Board held a telephonic meeting to review the Merger Agreement and CVR Agreement. Cooley and Guggenheim Securities were also in attendance at this meeting. Guggenheim Securities provided an overview of the final fairness opinion regarding the potential transaction with Ferrer. Guggenheim then delivered its oral opinion, which subsequently was confirmed in writing, to the effect that, as of May 9, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price was fair, from a financial point of view, to the holders of Shares, excluding Ferrer, Purchaser and their respective affiliates. During the meeting, Cooley provided an overview of the material terms of the Merger Agreement and CVR Agreement. Cooley also referenced a presentation regarding fiduciary duties that had been provided to the Alexza Board in advance of the meeting and offered the directors an opportunity to ask questions. At this meeting, the Alexza Board unanimously (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL, (iii) declared that it is in the best interest of Alexza and its stockholders (other than Ferrer and its subsidiaries), that Alexza enter into the Merger Agreement and consummate the Transactions and that Alexza’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iv) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Ferrer and its subsidiaries), (v) declared the advisability of and approved the CVR Agreement and (vi) recommended that Alexza’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

On May 9, 2016, immediately following the meeting of the Alexza Board, the audit and ethics committee of the Alexza Board (the “Audit Committee”) held a telephonic meeting to review the Merger Agreement and CVR Agreement in accordance with Alexza’s policies. At this meeting, the Audit Committee unanimously (i) declared the Merger Agreement and the Transactions substantially fair to Alexza and its stockholders, (ii) adopted and approved the Merger Agreement and the Transactions in all respects and (iii) approved the amendment to the Restated Note. Also on May 9, 2016, the Boards of Directors of Ferrer and Merger Sub declared advisable and approved the Transactions.

Later in the day on May 9, 2016, Alexza and Ferrer executed the Merger Agreement. They also entered into the Restated Note, pursuant to which the principal amount was increased by $1.3 million, which Alexza immediately drew down.

Alexza, Atlas, certain Note and warrant holders and Ferrer Pharma Inc., a wholly owned subsidiary of Ferrer, entered into the Second Forbearance Agreement. In addition the Participation Agreements and the Amendment Documents were executed by the applicable parties.

On May 10, 2016, Alexza and Ferrer issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

11.	Purpose of the Offer and Plans for Alexza.

Purpose of the Offer. The purpose of the Offer is for Ferrer and its affiliates, through the Purchaser, to acquire control of, and the entire equity interest in, Alexza. Pursuant to the Merger, Ferrer will acquire all of the stock of Alexza not purchased pursuant to the Offer or otherwise. Stockholders of Alexza who sell their Shares in the Offer will cease to have any equity interest in Alexza or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Alexza.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of Alexza’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the

“Merger Closing”) without a vote of the stockholders of Alexza in accordance with Section 251(h) of the DGCL as soon as commercially practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for Alexza. At the Effective Time, the certificate of incorporation of Alexza will become the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended. The bylaws of Purchaser in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation at the Effective Time, until thereafter changed or amended. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. At Ferrer’s request, Alexza will obtain resignations of its directors effective as of the Effective Time. The officers of Alexza immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated. See—“The Merger—Organizational Documents, Directors and Officers of the Surviving Corporation” below.

Ferrer and the Purchaser are conducting a detailed review of Alexza and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Ferrer and the Purchaser will continue to evaluate the business and operations of Alexza during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Ferrer intends to review such information as part of a comprehensive review of Alexza’s business, operations, capitalization and management with a view to optimizing development of Alexza’s potential in conjunction with Alexza’s or Ferrer’s existing businesses. Possible changes could include changes in Alexza’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Ferrer, FTI, the Purchaser and, after completion of the Offer and the Merger, the Alexza board of directors reserve the right to change their plans and intentions at any time, as deemed appropriate.

Ferrer’s current plans for Alexza are based on the assumption that the Offer is completed and Ferrer will own 100% of the Shares of Alexza upon consummation of the Merger following completion of the Offer. If, however, the Offer is not completed, or the Merger not consummated, for any reason, Ferrer will reevaluate its plans with regard to Alexza.

Except as disclosed in this Offer to Purchase, Ferrer, FTI and the Purchaser do not have any present plan or proposal that would relate to or result in the acquisition by any person of additional securities of Alexza, the disposition of securities of Alexza, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Alexza or its subsidiaries, the sale or transfer of a material amount of assets of Alexza or its subsidiaries, or a change in Alexza’s capitalization, dividend policy, corporate structure or business.

12.	Summary of the Merger Agreement and Certain Other Agreements.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Alexza” under “Available Information.” Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

The Offer

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer to purchase any and all of the outstanding Shares. The obligations of the Purchaser to, and of Ferrer to cause the Purchaser to, accept for payment and pay for, any Shares tendered pursuant to the Offer are subject only to the conditions described in Section 14—“Conditions of the Offer” (each such condition, an “Offer Condition”). The Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of Alexza, the Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) impose conditions to the Offer in addition to the conditions set forth in Section 14—“Conditions of the Offer” or modify or change any of the conditions to the Offer in a manner adverse to any holders of the Shares or (v) otherwise amend the Offer in any manner adverse to the holders of Shares (other than Ferrer and its subsidiaries or in immaterial respects).

The initial Expiration Time of the Offer is 12:00 midnight, New York City time, at the end of Monday, June 20, 2016. The Purchaser may, in its sole discretion and without the consent of Alexza, and shall at the request of Alexza, extend the Offer for one or more consecutive increments of not more than ten business days each, the length of such period to be determined by Ferrer or the Purchaser (and if at the request of Alexza, after consultation with Alexza), until the earlier of (i) termination of the Merger Agreement in accordance with its terms or (ii) the Outside Date (defined in the Merger Agreement as September 30, 2016), if, on the then-scheduled Expiration Time of the Offer, any of the conditions to the Offer, including the Minimum Tender Condition, is not satisfied or waived. Under the Merger Agreement, the Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or NASDAQ applicable to the Offer or as may be required by any other governmental entity, provided, however, in no event will the Purchaser be required to extend the Offer beyond the Outside Date.

On the terms and subject to the conditions of the Offer and the Merger Agreement, the Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Purchaser is permitted to do so in accordance with applicable law and the terms of the Offer and the Merger Agreement.

There will not be a subsequent offering period for the Offer.

Treatment of Options. At least six (6) days prior to the Offer Closing, each option to purchase Shares granted under Alexza’s stock plans that is outstanding prior to such date will become fully vested and exercisable. If you wish to exercise your options prior to the Offer Closing, you must deliver to the Alexza notice of exercise prior to the Offer Closing and the option exercise must be effective at least one day prior to the Offer Closing. If you do not exercise your options prior to Offer Closing (as described in prior sentence), all of your options will be cancelled without consideration. If you do exercise your options, the Shares you receive in connection with option exercise may be tendered in the Offer and shall be treated like any other Shares in connection with the Offer and the Merger.

Treatment of Restricted Stock Units. Each restricted Share and restricted stock unit related to a Share that is outstanding immediately prior to the Offer Closing and that is not then fully vested shall become fully vested immediately prior to the Offer Closing and, with respect to restricted stock units, Alexza will deliver to you all of the underlying Shares (subject to any applicable withholdings) at least one (1) day prior to the Offer Closing. Shares you receive in connection with restricted stock unit payments and all Shares which were subject to restricted Share awards and which vest as provided in the first sentence may be tendered in the Offer and shall be treated like any other Shares in connection with the Offer and the Merger.

Treatment of Warrants. All warrants outstanding immediately prior to the Offer Closing will be cancelled effective as of the Offer Closing. In consideration for such cancellation, each holder of a warrant will receive at, or as soon as practicable following, the Offer Closing (a) in the case of the warrants originally issued by the Alexza as of October 5, 2009 or February 23, 2012, a lump-sum cash payment equal to the total number of

Shares issuable to such holder upon the exercise of the applicable warrant, multiplied by the value of such warrant to purchase one Share, calculated in accordance with Appendix B of such warrant, in each case without interest and subject to any applicable tax withholding; and (b) in the case of the warrants originally issued by the Alexza as of March 18, 2014, (i) a lump-sum cash payment equal to the total number of Shares issuable to such holder upon the exercise of the applicable warrant multiplied by $0.89 and (ii) one CVR for each Share underlying such warrant, in each case without interest and subject to any applicable tax withholding; the amount of $0.89 in the preceding clause (i) is the result of deducting the warrant’s exercise price per warrant share of $0.01 from $0.90.

ESPP. The ESPP will be terminated as of the Offer Closing. In the event of an offering period in effect on the date of the Merger Agreement, the Offer Closing occurs prior to any Purchase Date (as defined in the ESPP) for such offering period, then on a date to be determined by the Alexza in accordance with the terms of the ESPP (but no later than the day immediately prior to the Offer Closing) (the “Final Purchase Date”), each purchase right outstanding as of the Final Purchase Date will be used to purchase whole shares of Company Common Stock (subject to the terms of the offering and ESPP regarding the maximum number and value of shares purchasable per participant) at the applicable price determined under the terms of the offering and ESPP for the then outstanding purchase or offering period using such date as the final Purchase Date for such purchase or offering period, and any remaining accumulated but unused payroll deductions shall be distributed to the applicable participant without interest as promptly as practicable following the Offer Closing. Additionally, no new purchase or offering period under the ESPP will commences after the Offer Closing and in the offering period currently in effect Alexza will not increase any participant’s payroll deductions or purchase elections from those in effect immediately prior to the date of the Merger Agreement. Shares you receive in connection with such ESPP purchase may be tendered in the Offer and shall be treated like any other Shares in connection with the Offer and the Merger.

Company Actions. Prior to the Offer Closing, Alexza shall take all actions reasonably necessary (i) to effect the provisions related to treatment of options, restricted Shares, and restricted stock units discussed above and to terminate, effective immediately prior to or as of the Offer Closing, all Company stock plans, (ii) to ensure that no Person has any rights to acquire Shares or common stock of Ferrer or any of its Subsidiaries (including the Surviving Corporation), in each case, pursuant to any benefit plan following the Offer Closing and (iii) to terminate the ESPP.

Alexza Actions. Alexza has consented to the Offer, the Merger and the other Transactions and represented that the Alexza board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement, (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) declared that it is in the best interests of Alexza and its stockholders (other than Ferrer and its subsidiaries) that Alexza enter into the Merger Agreement and consummate the Transactions and that its stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Ferrer and its subsidiaries) (iv) declared the advisability of and approved the CVR Agreement and (v) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Merger

The Merger. The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Alexza, and Alexza will be the Surviving Corporation.

Merger Without a Vote. The Merger Agreement provides the Merger shall be effected as soon as commercially practicable following the Offer Closing (subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Alexza’s stockholders.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the certificate of incorporation of Alexza will become the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended. The bylaws of the Purchaser in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation at the Effective Time, until thereafter changed or amended. The Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. At Ferrer’s request, Alexza will obtain resignations of its directors effective as of the Effective Time. The officers of Alexza immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated.

Effects of the Merger; Exchange of Certificates

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of Alexza and each Share owned by the Purchaser, Ferrer or any direct or indirect wholly owned subsidiary of Ferrer or by Alexza immediately prior to the Effective Time which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and (ii) any Shares owned by Alexza’s stockholders who properly perfect their appraisal rights under Section 262 of the DGCL) will be canceled and will be converted automatically into the right to receive the Merger Consideration.

At or prior to the Effective Time, Ferrer will deposit with Computershare Trust Company, N.A., in trust for the benefit of the holders of Shares immediately prior to the Effective Time, the Cash Consideration portion of the Merger Consideration to be paid in respect of the Shares.

Representations and Warranties

Representations and Warranties of Alexza. In the Merger Agreement, Alexza has made customary representations and warranties to Ferrer and the Purchaser with respect to, among other matters, its organization, standing and corporate power; capitalization; authority relative to the Merger Agreement; financial advisor opinion; no conflict as to the Merger Agreement and Transactions; required filings and consents; compliance with laws; regulatory compliance; SEC filings; financial statements; absence of certain changes or events; taxes; litigation; product liability and recalls; material contracts; employee benefit plans; labor and employment matters; title to personal properties; real property; environmental matters; intellectual property; brokers; insurance; related party transactions; certain business practices; takeover statutes and DGCL Section 251(h); and information supplied for filings with the SEC in connection with the Offer.

Some of the representations and warranties in the Merger Agreement made by Alexza are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, the phrase “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, circumstances or developments, (i) results in any change or effect that is materially adverse to the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of the Alexza and its subsidiaries, taken as a whole or (ii) prevents or materially impedes, hinders or delays the consummation by Alexza of the Transactions; provided, however, that none of the following shall constitute or be taken into account in determining the existence of a Company Material Adverse Effect: (A) any change relating to the United States or global economy or securities markets in the United States in general, (B) any change to conditions affecting the industry or industries in which Alexza and its subsidiaries participate in general, (C) any failure, in and of itself, by Alexza to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date hereof (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred), (D) the effect of any change after the date hereof in any applicable law or United States generally accepted accounting principles or the interpretation or enforcement thereof, (E) any natural disasters or changes in global or national economic or political conditions or acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date hereof or hereafter commenced), and terrorism, (F) a change, in and of itself, in the market price or trading volume of the Shares (provided, that the underlying causes of such decline or change may be considered in determining whether a Company Material Adverse Effect has occurred except to the extent such decline or change is the result of any delisting of the Shares by NASDAQ), (G) the announcement of the Merger Agreement or the pendency of the Transactions, (H) any effects directly resulting from or arising out of any actions taken by the Alexza or any of its subsidiaries as expressly required by the Merger Agreement or at the direction of Ferrer or the Purchaser or (I) to the extent it does not prevent or materially impede, hinder or delay the consummation of the Transactions, any delisting of the Shares by NASDAQ in and of itself (provided that the underlying causes of such delisting may be considered in determining whether a Company Material Adverse Effect has occurred); except, in the cases of clauses (A), (B), (D) and (E), if such change, effect, event, occurrence, state of facts, circumstance or development disproportionately affects Alexza and its subsidiaries, taken as a whole, as compared to other participants in the industry or industries in which Alexza and its subsidiaries participate.

Representations and Warranties of Ferrer and the Purchaser. In the Merger Agreement, each of Ferrer and the Purchaser has made customary representations and warranties to Alexza with respect to, among other matters, organization and good standing; authority relative to the Merger Agreement and the CVR Agreement; no conflict as to the Merger Agreement and Transactions; required filings and consents; ownership and operations of the Purchaser; sufficiency of funds; litigation; brokers; information supplied for filings with the SEC in connection with the Offer; and ownership of Shares.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement for the benefit of the other parties thereto, and such representations and warranties should not be relied on by any other person, because such representations and warranties:

•	have been qualified by information set forth in a confidential disclosure letter exchanged by the parties in connection with signing the Merger Agreement — the information contained in this disclosure letter modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement, as of the Offer Closing Date or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except (i) as otherwise consented to by Ferrer in writing, (ii) as disclosed in Alexza’s disclosure letter, or (iii) as otherwise explicitly required by the Merger Agreement, (x) Alexza shall, and shall cause its subsidiaries to, use commercially reasonable efforts to conduct their respective businesses only in, and Alexza and its subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (y) Alexza and its subsidiaries shall use their commercially reasonable efforts:

•	to preserve intact their business organizations,

•	to preserve their assets and properties in good repair and condition, and

•	to keep available the services of their current officers and employees and to preserve, in all material respects, the current relationships of Alexza and subsidiaries of Alexza with customers, suppliers, licensors, licensees, distributors and other persons with which Alexza or its subsidiaries have business dealings.

In addition, between the date of the Merger Agreement and the Effective Time, except: (i) as disclosed in the Alexza’s disclosure letter, (ii) for actions taken by Alexza or any of its subsidiaries required to be taken under the Collaboration Agreement, (iii) as otherwise explicitly required by the Merger Agreement or (iv) as otherwise consented to by Ferrer in writing, Alexza and its subsidiaries are subject to customary restrictions to preclude, among other things:

•	amending organizational documents or the equivalent organizational documents of any subsidiary of Alexza;

•	declaring or paying any dividends on or making other distributions;

•	splitting, reclassifying, combining or exchanging or entering into any similar transaction with respect to any of its capital stock or other equity interests or issuing or authorizing any other securities in respect of its capital stock or other equity interests;

•	repurchasing, redeeming or otherwise acquiring any shares of its capital stock other than in connection with the forfeiture, expiration, exercise and/or vesting of stock options or restricted stock awards or with the complying with the terms of Alexza’s warrants;

•	issuing or selling any of its securities other than issuing Shares upon exercise of options or the settlement of restricted stock awards outstanding as of the date of the Merger Agreement in accordance with their terms as of such date, pursuant to purchases under the ESPP, or as required by the terms of Alexza’s warrants;

•	incurring or guaranteeing indebtedness for borrowed money, except for any indebtedness among Alexza and its subsidiaries, to the extent necessary for ordinary course working capitals not to exceed $150,000 in the aggregate or for any drawdown on the Ferrer Note (as defined below) (as amended or restated from time to time);

•	making any loans, advances or capital contributions to, or any investments in, any other person;

•	selling, leasing, licensing, pledging or otherwise encumbering or disposing of any assets or properties that are material, individually or in the aggregate, to Alexza or its subsidiaries, other than permitted liens or resulting from the sale of Alexza’s products;

•	entering into, modifying, supplementing or amending any lease or sublease of real property, except for modifications or amendments to reasonably expected to be adverse to the Surviving Corporation and permitted liens;

•	directly or indirectly acquiring (a) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any person or (b) any material assets;

•	adopting a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

•	changing accounting policies, other than as required by law or United States generally accepted accounting principles;

•

except to the minimum extent required in order to comply with applicable law or except as required by any benefit plans or agreements (a) amending any of the terms or conditions of employment for any current or former employee, officer, director, consultant or individual service provider, (b) adopting, entering into, terminating or amending any benefit plan (or any plans, agreements or arrangements that would constitute a benefit plan if in effect on the date hereof) or collective bargaining agreement, (c) increasing in any manner (including by way of effecting employee promotions) the compensation or benefits (including the severance, retention or change in control pay) of, or pay any bonus to, any current or former employee, officer, director, consultant or individual service provider, (d) granting any awards under any benefit plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, deferred stock awards, stock purchase rights or other stock-based or stock-related awards) or remove or modify existing restrictions in any benefit plan on any awards made thereunder (other than such removals that occur in accordance with the terms of the awards), (e) taking any action to accelerate the vesting or payment of any compensation or benefits under any benefit plan, (f) making any material determination under any benefit plan that is inconsistent with the ordinary course of business or past practice, (g) hiring, terminating, promoting or demoting any current or former employee, officer, director, consultant or individual service provider or (h) loan any funds to any current or former employee, officer, director, consultant or individual service provider;

•	modifying or amending in any material respect or terminating or cancelling or waiving, releasing or assigning any material rights or claims with respect to any material contract or entering into any contract that would qualify as a material contract;

•	entering into any material contract relating to the research, development, manufacture or commercialization of any drug product or medical device of Alexza and its subsidiaries or other medical product, including but not limited to licensing, research, development, manufacturing, supply, distribution, development, marketing or promotion agreements, or any material contract containing exclusivity provisions or material restrictive covenants;

•	paying, loaning or advancing any amount to, or selling, transferring or leasing any properties or assets to, or entering into any agreement with, any of its officers or directors or any affiliate or associate of any of its officers or directors;

•	forming or commencing the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof;

•	entering into any new line of business or increasing the scope of any line of business (other than continued development of pipeline products);

•	making any material tax election, changing or revoking any tax election or method of tax accounting (except as required by law), filing any tax returns that have been prepared in a manner that is inconsistent with past practices, filing any material amended tax return, settling or compromising any claim, investigation, audit, liability or controversy for or relating to taxes, agreeing to an extension or waiver of the statute of limitations with respect to the assessment or determination of taxes, entering into any closing agreement with respect to any tax or surrendering any right to claim a material tax refund;

•	paying, discharging, settling or satisfying any claims, litigation, liabilities or obligations, other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities or obligations reflected against in, or contemplated by, the most recent consolidated financial statements filed with the SEC, or incurred in the ordinary course of business consistent with past practice;

•	canceling any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

•	making or agreeing to make any new capital expenditure or other expenditures, except as consistent with the ordinary conduct of Alexza’s business and consistent with prior practice in an amount not to exceed $150,000 in the aggregate;

•	except as consistent with the ordinary conduct of its business and prior practice (a) granting, acquiring, disposing of, abandoning or permitting to lapse material intellectual property rights or disclosing trade secrets; (b) settling or instituting claims concerning material intellectual property; or (c) failing to take any action necessary or material active advisable to protect material intellectual property; or

•	authorizing, or committing or agreeing to take, any of the foregoing actions.

Alexza is also required, at its expense, to file the necessary corrective change of ownership and records with all patent, trademark and copyright offices and domain name registrars and other similar authorities in any jurisdiction throughout the world where intellectual property owned by Alexza or any subsidiary is recorded in the name of one or more legal predecessors of Alexza or its subsidiaries or any person other than Alexza or its subsidiaries.

Reasonable Best Efforts. The Merger Agreement requires each of the parties to the Merger Agreement to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to Merger Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from governmental entities and the making of all other necessary registrations and filings (including filings with governmental entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties necessary to consummate the Transactions, (iii) the preparation of any documents that may be required to be filed with the SEC, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate any of the Transactions, and to fully carry out the purposes of, the Merger Agreement and (v) the providing of all such information concerning such party, its subsidiaries and its affiliates as well as the officers, directors, employees and partners of its subsidiaries and affiliates, in each case, as may be reasonably requested in connection with any such matters set forth in this paragraph.

Notwithstanding anything to the contrary contained in the Merger Agreement, the parties agreed that neither Ferrer nor its affiliates are required, and Alexza and its affiliates will not agree with any governmental entity without the prior consent of Ferrer, to divest any of its businesses, product lines or assets, hold separate or take or agree to take any other action or agree to any limitation or restriction in order to resolve any objections asserted under competition laws by any governmental entity with respect to any of the Transactions if such action (i) would, or would reasonably be expected to, materially and adversely affect Alexza and its subsidiaries, taken as a whole, (ii) would, or would reasonably be expected to, materially impair the benefits sought to be derived by Ferrer from the Transactions (taking into account, among other things, effects on the assets, business and operations and relationships of Ferrer and its subsidiaries and of Alexza and its subsidiaries) or (iii) causes Ferrer to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of any material operations, divisions, businesses, product lines, customers or assets of Ferrer or its subsidiaries, or any other actions that may materially limit Ferrer’s freedom of action with respect to, or its ability to retain, any of its subsidiaries, material operations, divisions, businesses, product lines, customers or assets or agree to any other material limitation or restriction (with materiality being measured based on the size of Alexza and its subsidiaries, taken as a whole).

No Solicitation. The Merger Agreement contains provisions prohibiting Alexza and its subsidiaries, as well as their respective directors, officers, consultants, legal counsel, financial advisors, authorized agents, employees at or above the level of vice-president or director and accountants, from, directly or indirectly:

•	soliciting, initiating, knowingly facilitating or knowingly encouraging (including by way of furnishing or providing access to non-public information with the intent of encouraging the making, submission or announcement of any Takeover Proposal (as defined below)), any inquiries or proposals that constitute, or which would reasonably be expected to lead to, a Takeover Proposal;

•	participating in any discussions or negotiations with any third party regarding any Takeover Proposal;

•	approving any transaction under, or any person (other than Ferrer or the Purchaser) becoming an “interested stockholder” under, Section 203 of the DGCL (except in connection with the Transactions); or

•	entering into any merger or other agreement, agreement in principle, letter of intent, term sheet, joint venture agreement, partnership agreement or other similar instrument constituting or related to any Takeover Proposal.

The Merger Agreement requires that each of Alexza and its subsidiaries, as well as their respective directors, officers, consultants, legal counsel, financial advisors, authorized agents and employees at or above the level of vice-president or director to, immediately cease and cause to be terminated any discussions or negotiations with any person with respect to a Takeover Proposal, and promptly thereafter must request the return from, or destruction by, all such persons of all copies of confidential information previously furnished in connection with exploring any Takeover Proposal prior the date of the Merger Agreement and must terminate (subject to certain exceptions) access to any data room by any person other than Ferrer and its directors, officers, consultants, legal counsel, financial advisors, authorized agents and employees at or above the level of vice-president or director, subject to certain limited exceptions.

Notwithstanding the above limitations, if the Alexza Board receives an unsolicited, bona fide written Takeover Proposal made after the date of the Merger Agreement, that did not result from or arise in connection with a breach of the non-solicitation provisions of the Merger Agreement and that the Alexza Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below), Alexza may, at any time prior to the Offer Closing Date, if the Alexza Board determines (after consultation with outside counsel) that failure to take such actions would constitute a breach of the Alexza Board’s fiduciary duties to Alexza’s stockholders, and subject to compliance with the non-solicitation provisions of the Merger Agreement and after giving Ferrer not less than 2 business days written notice of such determination by Alexza Board:

•	furnish information with respect to Alexza and its subsidiaries to the person making such Takeover Proposal, but only after such person enters into a customary confidentiality agreement; provided, that (i) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Alexza and (ii) Alexza provides Ferrer any non-public information with respect to Alexza furnished to such other entity which was not previously furnished to Ferrer prior to the time it was provided to such other entity, and

•	participate in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal.

Alexza is required to promptly advise Ferrer orally and in writing (and in any case within 24 hours of knowledge of receipt) of the receipt by Alexza of any Takeover Proposal, or any inquiry that would reasonably be expected to lead to any Takeover Proposal, or any request for information relating to Alexza or any of its subsidiaries or for access to the business, properties, assets, books or records of Alexza or any of its subsidiaries by any third party with respect to a Takeover Proposal. Alexza must, in any such notice to Ferrer, indicate the identity of the person making such Takeover Proposal, indication or request, and the terms and conditions of such Takeover Proposal, indication or request, and thereafter must keep Ferrer reasonably informed, in a prompt manner, of all material developments affecting the status and terms of any such Takeover Proposal, indication or request or any changes to the terms thereof and of the status of any such discussions or negotiations. In addition, during the period from the date of the Merger Agreement through the Effective Time, Alexza must enforce, and not terminate, amend, modify or waive (except for waiver of any standstill provisions to allow such counterparty to make a proposal to the Alexza Board) any provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party.

“Takeover Proposal” is defined in the Merger Agreement as any inquiry, proposal or offer (whether in writing or otherwise) from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Ferrer and its subsidiaries, relating to any:

•	direct or indirect acquisition of assets of Alexza or any of its subsidiaries equal to more than 15% of Alexza’s consolidated assets or to which more than 15% of Alexza’s revenues or earnings on a consolidated basis are attributable,

•	direct or indirect acquisition of more than 15% of any class of equity securities of Alexza or any of its subsidiaries, or

•	tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning more than 15% of any class of equity securities of Alexza or any of its subsidiaries or of any resulting parent company of Alexza, other than the Transactions.

“Superior Proposal” means a bona fide written Takeover Proposal (substituting references to 15% in the definition of “Takeover Proposal” with references to 50%) that did not arise from a breach of the non-solicitation provisions of the Merger Agreement, is obtained after the date of the Merger Agreement but prior to the Offer Closing Date, with no financing contingency and that the Alexza Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of Alexza from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer), the Merger and the Merger Agreement (including any changes to the terms of the Offer, the Merger and the Merger Agreement proposed by Ferrer in response to such offer or otherwise) and (ii) reasonably capable of being completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects and terms of such proposal and the third party.

Changes of Recommendation. Except as expressly permitted by the non-solicitation provisions of the Merger Agreement, neither the Alexza Board nor any committee thereof may:

•	(i) withdraw or modify or propose publicly to withdraw or modify, in a manner adverse to Ferrer or the Purchaser, the Alexza Board Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Takeover Proposal; (iii) take any action or make any public statement that is inconsistent with the Alexza Board Recommendation; or (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer from any third party other than (a) a recommendation against such offer, (b) a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (c) a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (d) fail to include the Alexza Board Recommendation in the Schedule 14D-9 (any action described in this bullet, an “Adverse Recommendation Change”) or

•	approve or recommend, or propose publicly to approve or recommend, or allow Alexza or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement constituting or related to, or that is intended or reasonably expected to lead to, any Takeover Proposal (other than a confidentiality agreement referred to above) (each, an “Alexza Acquisition Agreement”).

However, at any time prior to the Offer Closing Date, the Alexza Board may make an Adverse Recommendation Change and, following or concurrently with an Adverse Recommendation Change, may authorize Alexza to terminate the Merger Agreement and enter into an Alexza Acquisition Agreement (provided that concurrently with entering such Alexza Acquisition Agreement, Alexza terminates the Merger Agreement and pays the Termination Fee (defined below)), if:

•	the Alexza Board receives, after the date of the Merger Agreement but before the Offer Closing Date, an unsolicited, bona fide written Takeover Proposal that did not result from a breach of the non-solicitation restrictions under the Merger Agreement and determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes a Superior Proposal and authorizes Alexza to enter into an Alexza Acquisition Agreement with respect to such Superior Proposal;

•	the Alexza Board determines (after consultation with outside counsel) that failure to make an Adverse Recommendation Change would constitute a breach of its fiduciary duties to the stockholders of Alexza under applicable law;

•	Alexza has promptly provided written notice to Ferrer at least three business days before taking such action advising Ferrer that the Alexza Board is considering making an Adverse Recommendation Change and specifying the material terms of the Takeover Proposal, identifying the person making the Superior Proposal, and including copies of any written materials relating to such Takeover Proposal (a “Notice of Adverse Recommendation”);

•	if requested by Ferrer, during such notice period Alexza and its representatives have negotiated in good faith with Ferrer and its representatives to make such adjustments in the terms of the Merger Agreement as would enable Ferrer to proceed with the Transactions on such adjusted terms, and, at the end of such notice period, after taking into account any such adjusted terms as may have been proposed by Ferrer, the Alexza Board shall have again in good faith made a determination in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes a Superior Proposal and again determined (after consultation with outside counsel) that failure to make an Adverse Recommendation Change would constitute a breach of its fiduciary duties to the stockholders of Alexza under applicable law; and

•	in the event of any material change to the terms of a Superior Proposal, Alexza has, in each case, made a determination in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes a Superior Proposal and determined (after consultation with outside counsel) that failure to make an Adverse Recommendation Change would constitute a breach of its fiduciary duties to the stockholders of Alexza under applicable law, delivered a new Notice of Adverse Recommendation and commenced a new notice period of at least 48 hours before taking such action.

Stockholder Litigation. Alexza shall give Ferrer the opportunity to participate (at Ferrer’s expense) in the defense or settlement of any stockholder litigation against Alexza and its directors relating to the Transactions; provided, however, that no such settlement shall be agreed to without Ferrer’s prior written consent.

Employee Matters. The Merger Agreement provides that, for a period of one year following the Offer Closing, Ferrer will, or will cause the Surviving Corporation to, provide the employees of Alexza and its subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period with, in the aggregate, a base salary or base wage and annual cash bonus opportunities that are no less than those provided by Alexza and its subsidiaries, provided that neither Ferrer nor the Surviving Corporation will be required to provide any equity based compensation or any other type of compensation or benefit. Ferrer will have no obligation and Alexza will take no action that would have the effect of requiring Ferrer or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

For purposes of determining eligibility to participate in, and non-forfeitable rights under, any employee benefit plan or arrangement of Ferrer or the Surviving Corporation or any of their respective subsidiaries (but not for purposes of benefit accrual under any defined benefit pension plan), Covered Employees will receive service credit for service with Alexza (and with any other entities for which Alexza granted service credit) as if such service had been completed with Ferrer, except to the extent that such recognition would result in any duplication of benefits for the same period of service. As of the Effective Time, Ferrer or the Surviving Corporation or any of their relevant subsidiaries shall credit to Covered Employees who remain employed after the Effective Time the amount of vacation time or paid time off that such employees had accrued under any applicable benefit plan as of immediately prior to the Effective Time. The Merger Agreement also requires Ferrer to (i) cause any pre-existing condition limitations under any health or welfare plan of Ferrer or the Surviving Corporation or any of their respective subsidiaries to be waived, or use reasonable best efforts to cause its insurance carriers to do the same, for Covered Employees and their covered dependents to the extent such Covered Employee or dependent was no longer subject to such pre-existing condition limitations under the corresponding Alexza benefit plan he or she was participating in and (ii) provide each Covered Employee with credit for any co-payments and deductibles paid during the portion of the calendar year prior to the Merger Effective Time in satisfying any applicable co-payment and deductible requirements for such calendar year under any health or welfare plan of Ferrer or the Surviving Corporation or any of their respective subsidiaries in which such Covered Employee participates after the Effective Time.

In addition, if requested by Ferrer prior to the Merger Closing, Alexza will terminate the 401(k) plan as of the date immediately preceding the Merger Closing. Ferrer will take all steps necessary to permit each such Covered

Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Alexza’s 401(k) and profit sharing plan to roll such eligible rollover distribution, including, for a reasonable period of time following the Effective Time, any associated loans into an account under a 401(k) plan maintained by Alexza or its subsidiaries. In the event Ferrer or the Surviving Corporation terminates any employee plan that is a Section 125 plan or Section 129 Plan, the Surviving Corporation shall transfer and Ferrer shall accept the account elections and accounts of the Covered Employees. Ferrer shall be solely responsible for all termination and severance benefits, costs, charges and liabilities of any nature incurred with respect to the termination of any Covered Employees after the Effective Time, including any claims arising out of or relating to any mass layoff or similar event under applicable law occurring on or after the Effective Time.

Director and Officer Indemnification and Insurance. The Merger Agreement provides that Ferrer agrees to, for a period of not less than six years from and after the Effective Time, (i) indemnify and hold harmless all past and present directors, officers and employees of Alexza to the same extent such persons were indemnified as of the date of the Merger Agreement by Alexza pursuant to its certificate of incorporation and bylaws and any indemnification agreements in existence on the date of the Merger Agreement for acts or omissions occurring at or prior to the Effective Time, (ii) advance expenses as incurred to the extent provided for under Alexza’s Certificate of Incorporation and Bylaws and such indemnification agreements and (iii) with respect to acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions, to indemnify and hold harmless such persons to the fullest extent permitted by law. The Merger Agreement also provides that Ferrer will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from and after the Effective Time, Alexza’s current and former directors and officers an insurance policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than Alexza’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; however, the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 200% of the last annual premium paid by Alexza. Alexza has the right to incept such tail coverage prior to the Effective Time for a premium not to exceed 200% of the last annual premium paid prior to the date of the Merger Agreement.

Conditions to Consummation of the Merger

Pursuant to the Merger Agreement, the respective obligations of Alexza, Ferrer and the Purchaser to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by law) of the following conditions:

•	No law shall have been enacted or promulgated after the date of the Merger Agreement which prohibits the consummation of the Merger and there shall be no order issued by a governmental entity of competent jurisdiction in effect prohibiting consummation of the Merger;

•	no action or proceeding by any governmental entity of competent jurisdiction shall have been commenced and be continuing that seeks to make illegal, enjoin or prevent in any respect the transactions contemplated by the Merger Agreement; and

•	the Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time:

•	by mutual written consent of Ferrer and Alexza;

•	by either Ferrer or Alexza by written notice to the other party:

•	if the Offer Closing has not occurred by September 30, 2016 (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure to perform any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer Closing to have occurred on or by the Outside Date; or

•	if any law, order or judgment having the effect of prohibiting the consummation of the Merger is in effect and has become final and nonappealable; provided, however, that this right to terminate the Merger Agreement shall not be available to any party if the order or judgment was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement.

•	by Ferrer by written notice to Alexza:

•	at any time prior to the Offer Closing, upon an Adverse Recommendation Change (whether or not in compliance with the non-solicitation restrictions under the Merger Agreement) (an “Adverse Recommendation Termination”);

•	if, prior to the Offer Closing, Alexza has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) has resulted in or would reasonably be expected to result in the failure of certain Offer Conditions relating to Alexza’s representations, warranties and covenants to be satisfied and (ii) is incapable of being cured, or is not cured, by Alexza by the earlier of the Outside Date or twenty business days following receipt by Alexza of written notice of such breach or failure to perform (a “Alexza Breach Termination”);

•	if, at any time other than during a notice period in respect of a Superior Proposal, the Alexza Board fails to reaffirm publicly the Alexza Board Recommendation within five business days of Ferrer’s written request for such reaffirmation (or if such request is less than five business days prior to the Outside Date, by the close of business on the penultimate business day preceding the Outside Date) (a “Failure to Affirm Termination”);

•	if, at or prior to the Offer Closing, Alexza has materially breached any of its non-solicitation or recommendation obligations under the Merger Agreement (a “Non-Solicitation/Recommendation Termination”); or

•	if, at the Expiration Time, Ferrer is not required to extend the Offer pursuant to the Merger Agreement and any of the conditions to the Offer shall not have been satisfied (an “Expiration Time Termination”);

•	by Alexza by written notice to Ferrer:

•	if, prior to the Offer Closing, Ferrer or the Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) has prevented or materially delayed or would reasonably be expected to prevent or materially delay the consummation by Ferrer or Purchaser of the Transactions and (ii) is not curable or has not been cured before the earlier of the Outside Date or 20 business days following the date Ferrer receives written notice of such breach or failure to perform;

•	at any time prior to the Offer Closing, to accept and enter into a definitive written agreement with respect to a Superior Proposal; provided that no termination of the Merger Agreement pursuant to this condition shall be effective unless Alexza shall have complied with the no solicitation obligations under the Merger Agreement and Alexza shall have paid the Termination Fee described below (a “Superior Proposal Termination”); or

•	if the Purchaser fails to consummate the Offer in accordance with the terms of the Offer and the Merger Agreement; unless the reason for the Purchaser’s failure to consummate the Offer is proximately caused by Alexza’s breach of the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “Termination Fee” below and (ii) nothing in the Merger Agreement (including the payment of the Termination Fee) will relieve any party of liability for fraud, any willful breach or any willful misrepresentation.

Termination Fee. Alexza has agreed to pay Ferrer a termination fee of $1,000,000 (the “Termination Fee”) if:

•	(i) prior to the Offer Closing, a Takeover Proposal shall have been made to Alexza and becomes publicly known or shall have been made directly to the stockholders of Alexza generally prior to the Offer Closing or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal, (ii) the Merger Agreement is terminated by Ferrer or Alexza due to the failure of the Offer Closing to occur by the Outside Date or by Ferrer due to an Alexza Breach Termination or Expiration Time Termination and (iii) within 12 months after such termination, Alexza enters into a definitive agreement to consummate a Takeover Proposal or consummates a Takeover Proposal (regardless of whether such Takeover Proposal is the same Takeover Proposal referred to in (i)), provided, that for purposes of this bullet, references to 15% in the definition of “Takeover Proposal” shall be deemed to be references to 50%;

•	the Merger Agreement is terminated by Ferrer pursuant to an Adverse Recommendation Termination, a Failure to Affirm Termination or a Non-Solicitation/Recommendation Termination; or

•	the Merger Agreement is terminated by Alexza pursuant to a Superior Proposal Termination.

The Termination Fee will be payable by Alexza to Ferrer by wire transfer of same-day funds as follows: (i) upon the earlier of the entry into a definitive agreement with respect to a Takeover Proposal or the consummation of a Takeover Proposal in the case of the event described in the first bullet above, (ii) within five business days after termination in the case of the event described in the second bullet above, or (iii) on the date of termination of the Merger Agreement in the case of the event described in the third bullet above. The parties have agreed in the Merger Agreement that, absent fraud or willful breach, payment of the Termination Fee shall be the sole and exclusive remedy available to Ferrer and Purchaser against Alexza with respect to the Merger Agreement in the event the Termination Fee becomes due and payable under the terms of the Merger Agreement, and, upon payment of the Termination Fee, neither Alexza, nor any of its subsidiaries, shall have any further liability to Ferrer and the Purchaser relating to or arising out of the Merger Agreement or any of the Transactions. In no event shall Alexza be required to pay the Termination Fee on more than one occasion.

If Alexza fails promptly to pay the Termination Fee, and, to obtain such payment, Ferrer commences a suit which results in a judgment against Alexza for the amount(s) due pursuant to the Termination Fee provisions of the Merger Agreement, Alexza will pay to Ferrer its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the U.S. prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Expenses. All fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not any of the Transactions are consummated, except as described in “Termination Fee” above.

Amendment

Subject to compliance with applicable law, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time; provided, that after the Offer Closing there shall be no amendment that would decrease the Merger Consideration or that would cause the Merger not to be consummated as soon as commercially practicable following the Offer Closing. No amendment shall be made to the Merger Agreement after the Effective Time.

Waiver

At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party thereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights and the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

The foregoing summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, Ferrer intends to enter into the CVR Agreement with the Rights Agent for the purpose of establishing the terms, policies and procedures by which those stockholders entitled to any of the Milestone Payments, summarized above under “Introduction,” will be paid.

Pursuant to the CVR Agreement, as soon as reasonably practicable but in any event within fifteen business days following the end of any calendar quarter in which a milestone target is achieved, Ferrer shall deliver to the Rights Agent (i) a notice indicating that the CVR holders are entitled to receive the applicable Milestone Payment (the “Milestone Achievement Notice”) and (ii) an amount in cash equal to the applicable Milestone Payment with respect to all CVRs. The Rights Agent shall promptly (and in no event later than five Business Days after receipt thereof by the Rights Agent) send to each CVR holder at its address set forth in the CVR Register a copy of the Milestone Achievement Notice and an amount in cash equal to the product of the applicable Milestone Payment and the number of CVRs held by such Holder.

Additionally, Ferrer has agreed to act in good faith, in a manner consistent with Ferrer’s general business practices with respect to products of similar market potential at a similar stage of commercial development or product life, in exercising commercially reasonable efforts to achieve the milestone targets, taking into account all relevant factors during the period from and after the Merger closing date through the earlier of (i) such time as no milestone target may be achieved and (ii) termination of the CVR Agreement in accordance with its terms.

Any rights to the Milestone Payments under the CVRs as evidenced by the CVR Agreement are contractual rights only, will not be evidenced by any certificate or other instrument and will not be assignable or transferable except (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order; (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company and (vi) pursuant to each CVR holder’s right to abandon all of such CVR holder’s remaining rights in a CVR by transferring such CVR to Ferrer without consideration therefor. Upon any payment of the Milestone Payment to the person identified in the appropriate portion of a Letter of Transmittal, Ferrer’s and the Purchaser’s obligations with respect thereto will be fully discharged.

The CVR Agreement provides that the persons entitled to Milestone Payments are intended beneficiaries of the CVR Agreement. However, the enforcement of the rights of those persons is limited for certain purposes. For example, Ferrer’s determination that a Milestone Payment is not payable may only be disputed by persons holding at least 30% of the outstanding CVRs as set forth in the CVR register, who may request that an independent certified public accounting firm of nationally recognized standing verify the accuracy of the Net Development Licensing Payments and the Net Commercialization Revenues (including Net Commercialization Licensing Payments), at the requesting CVR holders’ expense. Certain amendments to the CVR Agreement that do not, individually or in the aggregate, adversely affect the interests of the CVR holders may be made unilaterally by Ferrer; other amendments require the consent of the holders of 30% of the outstanding CVRs as set forth in the CVR register.

A list of all persons entitled to receive any Milestone Payments will be maintained by the Rights Agent. When and if any payments become due, the Rights Agent will pay the applicable amounts due based on the list maintained by the Rights Agent. Payments will be made by check mailed to the address of each person entitled to payments as reflected on such list or, with respect to persons that are due amounts in excess of $1,000,000 in the aggregate who have provided Ferrer with wire transfer instructions in writing, by wire transfer. Ferrer, Alexza and the Rights Agent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to the CVR Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state or local tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made.

The foregoing summary is qualified in its entirety by reference to the complete text of the form of CVR Agreement, which is filed as Exhibit (a)(1)(G) to the Schedule TO which is incorporated herein by reference.

Confidentiality Agreement

On May 9, 2016, Alexza and Ferrer entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Ferrer and Alexza agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the specific purpose of considering, evaluating, negotiating and consummating the Transactions.

The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

License Agreement and Stock Purchase Agreements

On October 5, 2011, Alexza and Ferrer entered into that certain Collaboration, License and Supply Agreement (the “Ferrer License”) as amended March 5, 2012 (the “First Amendment”), November 6, 2013, October 24, 2014 (the “Third Amendment”) and June 16, 2015. Pursuant to the Ferrer License, Alexza granted Ferrer an exclusive license to commercialize ADASUVE, Alexza’s only approved product, in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, Philippines and Thailand (the “Ferrer Territories”). Under the terms of the Ferrer License, Alexza received an upfront cash payment of $10 million. The Ferrer License provided for additional milestone payments, contingent on approval of the EU Marketing Authorization Application, certain individual country commercial sales initiations and royalty payments based on cumulative net sales targets in the Ferrer Territories.

Under the terms of the First Amendment, on March 5, 2012, Ferrer and Alexza agreed to eliminate certain future potential milestone payments under the Ferrer License effective upon the purchase of executed an Amendment to the Ferrer License Agreement, which provided for, among other things, the agreement to eliminate a future potential milestone payment in exchange for Ferrer’s purchase of 241,935 shares (adjusted for a subsequent reverse 10:1 stock split) of Alexza’s common stock at a purchase price of $12.40 per share (adjusted for a subsequent reverse 10:1 stock split). Ferrer purchased the shares of Alexza’s common stock pursuant to the terms of that certain Stock Purchase Agreement between Alexza and Ferrer dated March 15, 2012.

Under the terms of the Third Amendment, Ferrer and Alexza agreed to eliminate certain future potential milestone payments under the Ferrer License effective upon the purchase of 2,000,000 shares of Alexza’s common stock by Ferrer in a private placement at a purchase price of $4.00 per share. Ferrer purchased the shares of Alexza’s common stock pursuant to the terms of that certain Stock Purchase Agreement between Alexza and Ferrer dated October 27, 2014. After such purchase, Ferrer held 2,241,935 shares of the Alexza’s common stock, making Ferrer the beneficial owner of over 5% of Alexza’s capital stock.

The foregoing summary is qualified in its entirety by reference to the complete text of the Ferrer License and the Stock Purchase Agreement, which are filed as Exhibits (d)4) through (d)(9) to the Schedule TO and are incorporated herein by reference.

Promissory Note and Stock Issuance

On September 28, 2015, Alexza issued a promissory note to Ferrer in the maximum principal amount of $5 million (the “Ferrer Note”). The terms of the Ferrer Note provided that (i) Ferrer would loan Alexza up to $5 million in tranches, (ii) all outstanding principal and accrued interest under the Ferrer Note would become due and payable upon Ferrer’s demand on May 31, 2016, (iii) Alexza could prepay the Ferrer Note at any time without premium or penalty, (iv) Alexza would issue 125,000 shares of its common stock to Ferrer as partial consideration for the loan, at an agreed upon value of $143,750 (implying a per Share value of $1.15), and (v) interest accrues on the outstanding principal at the rate of 6% per annum, compounded monthly, through May 31, 2016. The common stock was issued to Ferrer pursuant to a stock issuance agreement and was not registered at the time of issuance under the Securities Act of 1933, as amended. The initial tranche of $3 million was received by Ferrer on Alexza on September 28, 2015. A second tranche of $1 million was received by Alexza on March 21, 2016. A third tranche of $1 million was received by Alexza on April 15, 2016.

On May 9, 2016, Alexza and Ferrer amended and restated the Ferrer Note (the “Restated Note”) in order to, among other things, (i) increase the maximum principal amount of the Restated Note to $6.3 million, (ii) extend the maturity date of the Restated Note to September 30, 2016 and (iii) provide for certain events of default under the Restated Note in connection with the Merger. As of May 10, 2016, the outstanding principal amount of the Restated Note was $6.3 million.

The foregoing summary is qualified in its entirety by reference to the complete text of the Restated Note, which is filed as Exhibit (d)(11) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to Consummation of the Merger” above), Ferrer, which indirectly owns 100% of the common stock of the Purchaser, will indirectly control the number of Shares acquired by the Purchaser pursuant to the Offer, as well as any other Shares held by Ferrer or its subsidiaries. As a result of its ownership of such Shares and right to designate nominees for election to the Alexza Board (assuming no waiver of the Minimum Tender Condition, which would require consent by Alexza), Ferrer indirectly will be able to control decisions of the Alexza Board and the decisions of the Purchaser as a stockholder of Alexza. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If Ferrer controls, directly or indirectly, more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Alexza other than those affiliated with Ferrer, will lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval.

13.	Source and Amount of Funds.

The Offer is not conditioned upon Ferrer’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Ferrer and the Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for outstanding warrants, restricted stock awards, the maximum amount payable for all Milestone Payments and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $22.6 million at or prior to the Merger Closing, or, assuming that the full amount of the Milestone Payments will become payable, up to approximately $55.4 million in the aggregate (without adjustment for probability or the time-value of money). The Purchaser anticipates funding these payments with cash on hand and from available credit facilities of Ferrer and its subsidiaries.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash (including the right to receive Milestone Payments), (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger and (iv) Ferrer and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, to acquire the remaining outstanding Shares in the Merger and to pay all amounts payable with respect to each of the Milestone Payments on the payment date applicable thereto.

14.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer, the Purchaser will not be required to, and Ferrer will not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

1.	prior to the Expiration Time there shall have been validly tendered (not including shares tendered pursuant to procedures for guaranteed delivery and not actually received by the depository prior to the Expiration Time) and not validly withdrawn that number of Shares which, when added to the Shares already owned by Ferrer and its subsidiaries, represents at least a majority of the total number of Shares outstanding immediately prior to the Offer Closing, including Shares that have been issued upon the exercise of stock options;

2.	there not existing any temporary restraining order, pending or threatened preliminary injunction by any governmental entity, nor any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin or materially delay the Offer Closing or consummation of the other Transactions, or seeks to prohibit or impose any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries’ businesses or assets (whether held directly or through subsidiaries) or to compel Ferrer, Alexza or any of their subsidiaries to dispose of or hold separate any material portion of their businesses or assets;

3.	no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any foreign jurisdiction being and remaining in effect which has the effect of (i) making illegal or otherwise prohibiting or materially delaying the Offer Closing or the consummation of the other Transactions, (ii) imposing any material limitations on Ferrer’s ownership of Alexza and its subsidiaries, or the operation of all or a material portion of Ferrer’s or Alexza’s and its subsidiaries’ businesses or assets (whether held directly or through subsidiaries) or (iii) compelling Ferrer, Alexza or any of their subsidiaries to dispose of or hold separate any material portion of their respective businesses or assets;

4.	(i) the representations and warranties of Alexza contained in the Merger Agreement regarding organization, good standing and corporate power of Alexza and its subsidiaries (subject to certain exclusions); capitalization (subject to certain exclusions); authority; brokers; and takeover statutes and DGCL Section 251(h) shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date), (ii) the representations and warranties of Alexza regarding absences of certain changes since December 31, 2015 will be true and correct in all respects, both as of the date of the Merger Agreement and at all times prior to the Offer Closing Date as though made at and as of such time (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date) and (iii) the representations and warranties of Alexza contained in the Merger Agreement and in the certificate to be delivered by Alexza pursuant to paragraph 7 below (other than those referred to in (i) and (ii)) shall be true and correct in all respects (disregarding for purposes of this condition, any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date) and except for such failures to be true and correct as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

5.	Alexza shall have performed at or prior to the Offer Closing Date (i) in all material respects (or, in the case of its obligations with respect to the treatment of stock options and warrants, in all respects) all obligations, agreements and covenants required to be performed by it under the Merger Agreement (or any failure to perform as such shall have been cured) at or prior to the Offer Closing Date;

6.	since the date of the Merger Agreement, there shall not have been any occurrence, event, change, effect or development that has had or would reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

7.	Alexza shall have delivered to Ferrer a certificate, signed by the chief executive officer and principal financial officer of Alexza, to the effect that each of the conditions specified in paragraphs 4, 5 and 6 above are satisfied;

8.	Alexza shall not have entered into a definitive agreement or agreement in principle with any person with respect to a Takeover Proposal;

9.	the Alexza Board shall not have made an Adverse Recommendation Change;

10.	the Merger Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Merger Agreement;

11.	the Forbearance and Waiver Agreement among the Purchaser, Alexza, Atlas, and the holders of the 2014 Warrants and those certain notes in the aggregate principal amount of $45,000,000 previously issued by Atlas on March 18, 2014 continues to be in full force and effect and there has not occurred any breach or any provision of, or any default under, such agreement and each action or transaction contemplated by such agreement to be taken prior to the Offer Closing must have been taken;

12.	the aggregate number of Shares in respect of which appraisal rights have been exercised represents no more than 20% of the Shares outstanding as of immediately prior to the Offer Closing.

The foregoing conditions will be in addition to, and not a limitation of, the rights of Ferrer and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Ferrer and the Purchaser, may be asserted by Ferrer or the Purchaser regardless of the circumstances giving rise to the failure of any such conditions to be satisfied and may be waived by Ferrer or the Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition, which may not be changed, modified or waived without the prior written consent of Alexza), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Ferrer or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.	Dividends and Distributions.

Alexza has never paid dividends on its common stock. The Merger Agreement provides that Alexza will not, between the date of the Merger Agreement and the Effective Time, declare or pay any dividend or other distribution (whether in cash, stock or property), with respect to any of its capital stock or other equity interests except for dividends and distributions by a direct or indirect wholly owned subsidiary of Alexza to Alexza or any other wholly owned subsidiary of Alexza. See Section 12—“Summary of the Merger Agreement and Certain Other Agreements—Covenants.”

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Ferrer’s and the Purchaser’s review of publicly available filings by Alexza with the SEC and other information regarding Alexza, Ferrer and the Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Alexza and which might be adversely affected by the acquisition of Shares by the Purchaser or Ferrer pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser or Ferrer pursuant to the Offer. In addition, except as set forth below, Ferrer and the Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Ferrer’s and the Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Ferrer and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Alexza’s or Ferrer’s business or that certain parts of Alexza’s or Ferrer’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 14—“Conditions of the Offer.”

Stockholder Approval Not Required. Alexza has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Alexza and the consummation by Alexza of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Alexza, and no other corporate proceedings on the part of Alexza are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (iii) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Alexza will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Alexza. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Purchaser, Ferrer and Alexza will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Alexza in accordance with Section 251(h) the DGCL. See Section 11—“Purpose of the Offer and Plans for Alexza.”

State Takeover Laws. A number of states (including Delaware, where Alexza is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Alexza has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Alexza has represented to us in the Merger Agreement that it has taken all action necessary to exempt the Offer, Merger, the CVR Agreement, the Merger Agreement and the other agreements and transactions referred to therein and the transactions contemplated thereby from Section 203 of the DGCL and any other “fair price,” “moratorium,” control share acquisition, “interested stockholder,” “business combination” or other similar statute or regulation that might be deemed applicable. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the CVR Agreement, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, the CVR Agreement or the Merger Agreement, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, Alexza may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer and 20 days following the sending of this notice, deliver to Alexza at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Alexza of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, which is attached as Exhibit (a)(5)(C) to the Schedule TO.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Ferrer nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Legal Proceedings Relating to the Tender Offer. On May 19, 2016, Anderson v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295357 (the “Complaint”), a putative class action complaint related to the Merger Agreement, was filed in the Superior Court of the State of California, County of Santa Clara by a purported Alexza stockholder. The Complaint names the members of the Alexza Board, Alexza and Purchaser as defendants. The Complaint alleges that the members of the Alexza Board breached their fiduciary duties to Alexza’s stockholders in connection with the Merger Agreement and that Alexza and Purchaser aided and abetted the alleged breaches. The Complaint seeks, among other things, equitable relief that would enjoin the consummation of the Merger, rescission for any agreement entered into relating to the Merger, an order directing the members of the Alexza Board to exercise their fiduciary duties to obtain an alternative transaction and an award of the costs related to the action, including attorneys’ and experts’ fees. The plaintiff also seeks a trial by jury. Ferrer and the Purchaser believe the Complaint is without merit and intend to vigorously defend the action. The foregoing summary of the Complaint is qualified in its entirety by reference to the full text of the Complaint, a copy of which is filed as Exhibit (a)(5)(D) to the Schedule TO.

17.	Fees and Expenses.

Ferrer has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Ferrer, FTI nor the Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Ferrer, FTI and the Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Alexza” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Alexza’s stockholders. Any solicitation which the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Ferrer, FTI or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of the Purchaser, the Depositary or the Information Agent for the purpose of this Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Ferrer, FTI, the Purchaser, Alexza or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Grupo Ferrer Internacional, S.A.

Ferrer Therapeutics Inc.

Ferrer Pharma Inc.

May 23, 2016

SCHEDULE A

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF FERRER, FTI AND THE PURCHASER

1.	Directors and Executive Officers of Ferrer, FTI and the Purchaser.

The following table sets forth information about the directors and executive officers of Ferrer, FTI and the Purchaser as of May 23, 2016.

Directors and Executive Officers of Ferrer

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Sergio Ferrer-Salat, Spain, President and Chairman of the Board of Directors	Sergio Ferrer-Salat has served as President and Chairman of the Board of Directors of Grupo Ferrer Internacional, S.A. since1994, of Ferrer Therapeutics since 2008 and of Ferrer Pharma Inc. since its inception in 2016 . Mr. Ferrer-Salat is an entrepreneur and majority owner of Grupo Ferrer. In addition to his business activities, he is involved in various philanthropic endeavors.

Jorge Ramentol, Spain, Chief Executive Officer and member of the Board of Directors	Jorge Ramentol has been the Chief Executive Officer and a member of the Board of Directors of Grupo Ferrer Internacional, S.A. since 2000. He currently serves as Secretary of the Board of Directors. He joined Ferrer in 1999 as General Manager and has been a key driver of the growth and internationalization of Ferrer since then. Prior to joining Ferrer, he had been the Corporate General Director of Lacer, another pharmaceutical company with headquarters in Spain. Before that, he spent 25 years at BASF, where he was part of the management in different national and international positions in the manufacturing area, marketing and sales, human resources and general management.

Juan Fanés, Spain, Chief Financial Officer and member of the Board of Directors	Juan Fanés joined Grupo Ferrer Internacional, S.A. in 1999, and is its current Chief Financial Officer. He was elected to its Board of Directors in 2015. His responsibilities include finance, controlling, legal, purchasing, logistics and distribution, and IT. Prior to joining Ferrer, he led the financial consultancy department in Spain of the Dutch company Getronics, an ICT services group for large enterprise and public sector markets, from 1997 until 1999. From 1993 until 1997 he worked as Sales and Marketing Director of the financial institution Caixa de Manlleu, where he also held the position of Deputy General Manager. From 1973 until 1993, he managed the controlling area of financial institutions such as Banca Catalana and Caixa Penedes.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Antonio Villaró, Spain, Vice President Corporate Strategy	Antonio Villaró joined the Grupo Ferrer Internacional, S.A. in 2011 as Chief Operating Officer, until his recent appointment as Vice President Corporate Strategy, in which role he focuses on major strategic projects and the international development of Ferrer. Prior to joining Ferrer, Mr. Villaró spent 15 years at Otsuka, a Japanese pharmaceutical group. There, he held the positions of managing director of the Spanish subsidiary of Otsuka and President and CEO of the UK subsidiary. He served as member of the Board of Otsuka in Japan from 2006 until he left the company to join Ferrer. Before that, he held different marketing and sales positions at Esteve Pharma, Lacer and Abbott, all pharmaceutical businesses.

Ernest Domenech, Spain, Managing Director HealthTech	Ernest Domenech was appointed Managing Director HealthTech in 2015, after joining Grupo Ferrer Internacional, S.A. in 2005 as General Manager for the chemical area. His main responsibilities include pharma and chemical operations, and regulatory, product development and sales of generic products. Before joining Ferrer he worked for BASF for 28 years, where he began in the R&D area and successively held management positions in the production area (11 years), sales area (7 years), engineering plastics business (4 years) and general management responsibilities in his last 8 years there, in different companies of the BASF group.

Olga Fidalgo, Corporate Director, Business Development & Licensing	Olga Fidalgo has held the position of Corporate Director, Business Development & Licensing at Grupo Ferrer Internacional, S.A. since 2005. Since she joined the company in 1999 as Licensing & Business Development Manager, she has added to her responsibilities Life Cycle Management projects and Open Innovation & Collaborative Research Programs. Ms. Fidalgo has spent her entire career in the pharmaceutical sector, in national companies such as Uriach, where she was Pharmacology and Clinical Manager, and international companies such as Sanofi and Lundbeck, where she held management positions in Medical Affairs, Medical Marketing and Clinical Development.

Directors and Executive Officers of FTI

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Sergio Ferrer-Salat, Spain, President and Chairman of the Board of Director	Please see above under Directors and Executive Officers of Ferrer.
Jorge Ramentol, Spain, Chief Executive Officer and member of the Board of Directors

Juan Fanés, Spain, Chief Financial Officer and member of the Board of Directors

Directors and Executive Officers of the Purchaser

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Sergio Ferrer-Salat, Spain, President and Chairman of the Board of Directors

Jorge Ramentol, Spain, Chief Executive Officer and member of the Board of Directors	Please see above under Directors and Executive Officers of Ferrer.

Juan Fanés, Spain, Chief Financial Officer and member of the Board of Directors

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Grupo Ferrer Internacional, S.A., Avenida Diagonal 549, 5th Floor, E-08029 Barcelona, Spain, telephone number (+34) 936003-700.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Alexza or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Voluntary Corporate Actions P.O. Box 43011	Attn: Voluntary Corporate Actions 250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

By Facsimile Transmission (for eligible institutions only):

Computershare Trust Company, N.A.

Facsimile: (617) 360-6810

Confirm By Telephone:

(781) 575-2332

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (866) 856-4733

Or Contact via E-mail at:

Alexza@georgeson.com